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Hillenbrand Industries 2001 Annual Report

Realizing Our Full Potential

Hillenbrand Industries, Inc. owns and operates companies that make and provide products and services for the health care and funeral services industries. Hillenbrand Industries' stock is traded on the New York Stock Exchange under the symbol "HB."

All three of Hillenbrand Industries' operating companies hold strong leadership positions in their primary markets. They include:

Hill-Rom Company, a designer, manufacturer and marketer of patient care products including hospital beds, stretchers, birthing beds, therapy surfaces, infant warmers, incubators, patient room furniture, modular headwalls, communication and lighting systems, operating room equipment, and related services. Hill-Rom's primary customers include hospitals and other acute-care facilities, long-term health care sites and home health care customers.

Batesville Casket Company, a designer, manufacturer and marketer of wooden and metal caskets, products for the cremation market such as urns, and related support services. Batesville Casket sells only to licensed funeral homes.

Forethought Financial Services, Inc. (Forethought), a provider of insurance and trust products designed to fund prearranged funerals. Forethought also provides marketing consultation and customer support services. Its customers are licensed funeral homes, funeral planning professionals and other death care providers.

Table of Contents

Realizing Our Full Potential

Hillenbrand Industries is committed to both creating and accelerating growth in shareholder value by identifying and implementing strategies that realize the full potential of our Company.

We are managing our portfolio of businesses for improved profitability and creating mutually beneficial long-term relationships with our shareholders, customers, suppliers, associates and communities.

Building on the best traditions of the past, we are constructing a highly professional, high-performance culture that excels in the markets in which we compete. We are making excellent progress in realizing the full potential of our existing portfolio of businesses and anticipate that in 2002 we will begin to execute our acquisition growth strategy within attractive health care markets.

Financial Highlights

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions except per share data)	Fiscal Year **2001**	2000	1999	Percent Change **2001/00**	2000/99
Net revenues:					
Health Care	**$1,148**	$1,112	$1,090	**3%**	2%
Funeral Services *(a)*	**959**	984	957	**(3%)**	3%
Total net revenues	**2,107**	2,096	2,047	**1%**	2%
Group operating profit:					
Health Care *(b)*	**147**	116	55	**27%**	111%
Funeral Services *(a)(c)*	**145**	182	173	**(20%)**	5%
Total group operating profit	**292**	298	228	**(2%)**	31%
Other items *(d)*	**(69)**	(58)	(33)	**(19%)**	(76%)
Income taxes *(e)*	**53**	86	71	**(38%)**	21%
Net income	**$ 170**	$ 154	$ 124	**10%**	24%
Net income per common share	**$ 2.71**	$ 2.44	$ 1.87	**11%**	30%
Dividends per common share	**$ .84**	$ .80	$ .78	**5%**	3%
Return on average equity	**18.8%**	19.2%	13.4%	**N/A**	N/A
Average shares outstanding (000's)	**62,814**	62,913	66,296	**0%**	(5%)
Shareholders	**19,100**	18,100	22,900	**6%**	(21%)
Employees	**10,200**	10,800	10,800	**(6%)**	0%

See Notes to Consolidated Financial Statements

(a) Results in 2001 reflect $24 million of high-yield bond impairments and realized losses recorded in the fourth quarter when the Company assessed its high-yield bond portfolio in light of significant deterioration in the credit markets.

(b) Results in 2001, 2000 and 1999 reflect $19 million of net unusual charges, $5 million of unusual income and $25 million of unusual charges, respectively.

(c) Results in 2001, 2000 and 1999 reflect $12 million, $1 million and $12 million of unusual charges, respectively.

(d) Results in 2001, 2000 and 1999 reflect $1 million, $7 million and $1 million of unusual charges, respectively.

(e) Results in 2001 reflect a reversal of $26 million of previously provided tax reserves for potential disallowances and valuation allowances no longer considered necessary.

See Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 5 and 11 in the Notes to Consolidated Financial Statements on pages 34, 54, and 60 for more information.

Net Revenues
(millions of dollars)


2,500
2,000
1,500
1,000
500
0
99
00
01

Net Income
(millions of dollars)


200
150
100
50
0
99
00
01

Net Cash Provided By Operating Activities
(millions of dollars)


500
400
300
200
100
0
99
00
01

Earnings Per Share
(dollars)


3.00
2.00
1.00
0
99
00
01

Dividends Per Share
(dollars)


1.00
.75
.50
.25
0
99
00
01

To Our Shareholders:

We are pleased to report that Hillenbrand Industries made significant progress during fiscal 2001 on achieving both our strategic and financial objectives. We believe that on both of these fronts our performance was excellent. The Company entered 2002 with significant momentum and we believe we are well positioned to achieve even higher levels of performance in the years to come.

Unfortunately, our strong record of achievement in 2001 pales in the face of the horrific terrorist attacks of September 11. Hillenbrand Industries is a company built around the idea of making a difference for people at the most difficult times of their lives. All Hillenbrand associates acknowledge with a sense of profound sadness the losses sustained by so many people on that fateful day.

At the same time, however, we feel a great sense of pride in the courage shown by countless people – our men and women in the military, rescue and aid workers, health care and funeral service professionals, bereaved families and many others – who have personally confronted and found ways to overcome tragedy. Their spirit and strength are an inspiration to us all.

The events of September 11 had a dramatic impact on all financial markets, especially the credit markets. The impact subjected our Forethought Financial Services, Inc. (Forethought) unit's predominantly bond-based investment portfolio to significant pressure, especially the high-yield portion of its portfolio. Nonetheless, we are pleased with our overall progress in implementing our strategies to realize the full potential of our Company and its operating units.

Highlights of Fiscal 2001

- Despite difficult economic conditions, especially post-September 11, we were able to deliver solid overall results in 2001 – record earnings per share and net income, before special items. We also achieved record consolidated revenue.
- We clearly articulated and launched programs for accelerated growth in sales, profits and shareholder value.
- A new generation of leadership was put in place at the Corporate office and within all of our operating companies, including executives promoted from within and a number of talented executives new to our Company.
- We created an Executive Management Team that, for the first time, clearly gives chief executive officers of our operating companies a greater measure of accountability for overall corporate financial performance.
- We managed through significant impairments within the Forethought bond portfolio. As a result, numerous securities were sold at a loss and others suffered from permanent impairments. We have doubled our efforts to ensure we are prudent stewards of these financial assets.
- Our individual businesses are now managed to maximize the returns of the whole Company, with each operating unit assigned and performing a specific role in our value creation plan.
- An over-arching theme of our strategy has been simplification of all business processes to reduce cycle times, increase quality, and clarify those activities that are important.

Exceeding Expectations

Our approach to value creation can be summed up in a list of the five strategic pathways that Hillenbrand Industries has adopted. They are:

1. *Profitable revenue growth*
2. *Improved asset management*
3. *Lower cost structure*
4. *Strategic portfolio management*
5. *Leadership excellence*

Expressed in financial terms, we expect these five strategic pathways to lead annually to 15% growth in shareholder value and earnings per share, and a revenue increase of 10% or more. If we consistently achieve these goals, we believe our performance will rank among the top 10% of all companies on the Standard & Poor's 500 Index.

In 2001, we delivered on our financial commitments to our shareholders and exceeded the investment community's performance expectations for Hillenbrand Industries. Our consolidated net income rose for fiscal 2001 to $170 million, or $2.71 per share. Earnings per share before special items was $2.89, 17% higher than earnings per share for fiscal 2000, before special items.

Consolidated cash flow from operations rose during the year to $445 million, 50.8% over 2000. Consolidated revenue was up 0.5% to a record $2.107 billion. We are very proud of these results and of the 10,200 Hillenbrand associates who made them happen. A full report on the Company's financial performance for the year begins on page 31.

While these results are encouraging, we believe they are really only the beginning of the shareholder value creation we expect our strategy to yield over the years to come. Throughout its existence, Hillenbrand Industries prospered as the overseer of individual businesses that, for the most part, pursued opportunities largely in isolation from one another. In this way, all three of our operating companies built and sustained strong leadership positions in their primary markets.

That method of independent operation, appropriate then, is less appropriate in today's environment. After careful review, senior management and the Board of Directors concluded that a strategy that links the operating companies into an overall corporate strategy is the optimal method to achieve strong growth in shareholder value. Our strategies emphasize profitable growth and cash flow, unceasing product innovation and quality improvement, and a strong focus on our most valued customers, profitable products and opportunities to establish long-term relationships.

A Drive for Simplicity

At the same time, we are engaged in a rigorous initiative to eliminate functional redundancies and operating inefficiencies throughout the Company. This is very much in keeping with our drive for simplicity in all of our processes. We are moving to common financial, legal, human resource, and information technology systems and processes among all our companies. Batesville Casket Company and Hill-Rom Company are consolidating their supply chains, concentrating on partners that embrace value-adding collaborative relationships that improve quality. And both companies are examining opportunities to simplify and prudently rationalize their product lines to continue to balance cost and customer needs. At Forethought, separate U.S. sales and marketing organizations were consolidated into one organization, thereby eliminating redundant resources, streamlining internal processes, facilitating knowledge transfer, and lowering costs.

Please note that for fiscal 2002 we have converted to a fiscal year ending September 30. This replaces our old fiscal year that included 52 weeks in some years and 53 in others, and better aligns Company reporting with our customers' business cycles and with industry peer groups.

Growth

With an extremely strong balance sheet and the demonstrated skills of our management team, Hillenbrand Industries is positioned to undertake an aggressive business development initiative within health care as we identify opportunities that meet our core criteria for growth, quality, customer relationships and innovation.

Our acquisition criteria are simple. We seek companies that have excellent profitability and growth potential and possess additional acquisition or business development adjacencies. We will seek both new platform and bolt-on acquisition opportunities.

To meet our goals of increasing revenue by 10% annually, we must add approximately $120 million to revenues each year. While we have outstanding businesses, our organic growth rate in revenues will likely be close to 5% annually. We believe our plan to expand within health care should allow us to achieve our targeted double-digit rates of growth.

We are also fueling growth by increasing our investment in research and development, new product development and stronger customer relationships. These have been, and will continue to be, a hallmark of Hillenbrand Industries. We are targeting an increase in research and development spending of approximately 23% in 2002 over 2001 which signals our strong commitment to innovation.

Change

In 2001, change was under way at our most senior leadership levels. Two of our long-time directors, George M. Hillenbrand II and Lawrence R. Burtschy, retired from the board during 2001. Both served the Company with distinction, Mr. Hillenbrand since 1986 and Mr. Burtschy since 1970. Their experience, many contributions and wise counsel will be greatly missed.

As part of our general drive to achieve world-class corporate governance, our intent is to increase the number of outside members of our Board of Directors. We want to bring to the board a broader range of skills and business experiences to provide additional guidance as we enter new businesses and markets.

We also have in place a new management team that collectively brings a strong performance orientation to our Company along with extensive international and business development experience.

Strategic Response

In the remainder of this annual report, we describe how our companies have responded to our five point plan for value creation. We hope you will agree that our Company is in an exciting period of transition and is positioned for accelerated growth in shareholder value.

We believe the outlook for fiscal 2002 is excellent. We believe that we are well positioned in each of our businesses, with strategies to collectively achieve outstanding financial results while satisfying the needs of customers and all other stakeholders.

Hillenbrand Industries today is an exceptionally strong company. We enjoy a strong balance sheet, dedicated and skilled associates, and products that are best-in-class and leaders in their markets. As a unified team, we are ready to demonstrate the very significant potential for profitable growth that resides within this Company.

We thank you for your support and enthusiasm for the transformation we have undertaken during this past year. Hillenbrand Industries, its heart, spirit and best traditions intact, is now poised for what we firmly believe will be a remarkable period of growth and prosperity.



Ray J. Hillenbrand
Chairman of the Board



Frederick W. Rockwood
President and
Chief Executive Officer

1

The essence of the health and vitality of a company is its ability to achieve profitable revenue growth. Hillenbrand Industries' goal – 10% revenue growth or better, year in and year out.



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Hill-Rom's TotalCare SpO_2RT™ pulmonary therapy system


Hill-Rom's PRIMA™ surgical light

Profitable Revenue Growth

"The opportunities for profitable

Hillenbrand


NEW
MODELS

Above: Batesville Casket's commitment to introducing innovative new products will continue to generate profitable revenues. From left, Stephanie Mauch, Patrick Saaf, Todd Dennis and Bryan Hankel of Batesville Casket engineering are a few of the many associates who help create new profitable casket models.

Right: From left, new product design team members John Vodzak and Joe Kummer, along with Jane Henson, operations, are among many Hill-Rom associates who helped the TotalCare® bed system achieve increased sales in 2001.

Far Right: From left, Steve Douglas and Marcus Peagler, Hill-Rom engineers, conduct testing to ensure the highest quality for the TotalCare® bed line. Innovation and quality are key elements of Hill-Rom's profitable product lines.



Ernest Waaser
President and CEO
Hill-Rom Company

growth at Industries are tremendous." Ernest Waaser



Sales of Hill-Rom's TotalCare® beds rose significantly in 2001 after the introduction of the TotalCare SpO2RT™ advanced pulmonary care system.

Despite its leadership positions in its core markets, the expected composite annual growth rate for existing Hillenbrand Industries businesses is approximately 5%. To achieve a double-digit growth rate, Hillenbrand companies are investing in internal growth, through new product development and strengthened customer relationships, as well as external growth through acquisitions.

Hill-Rom, for example, has streamlined and sharpened its research and development process and plans to nearly double new product spending over the next several years. **Batesville Casket**, working to meet changing consumer demands for personalization, has reconfigured its new product development process to reduce development times. Batesville Casket has also improved its market segmentation capabilities to serve all customers better. **Forethought** restructured its sales force to provide consultative support to its active selling customer segment resulting in profitable service to all segments.

The Company's acquisition program should begin to bear fruit in 2002. The intent is to enter new health care businesses that fit Hillenbrand Industries' criteria for growth potential, strong customer relationships, strong profit potential, high quality products and services, and continuing innovation.

Hillenbrand companies are also exploring expansion of existing product lines through partnerships, licensing and other collaborative relationships that provide profitable growth opportunities. Batesville, Forethought and Hill-Rom are refocusing marketing and merchandising services to boost customer sales.

"We know, better than anybody in the world, the physical work flow that takes place in the patient care environment," says Ernest Waaser, Hill-Rom's president and chief executive officer. "Our ability to help our customers build more efficient patient care environments is a true competitive advantage that gives us extra lift in the marketplace."

Hill-Rom's Affinity® Three birthing bed



2

A critically important component of the Company's plan to increase shareholder value is to maximize the efficiency of its assets through process simplification and improved asset management.

Improved Asset Management

Options by Batesville's Golfer's Paradise™ cast bronze urn





Scott Sorensen
Chief Financial Officer
Hillenbrand Industries

Below: Members of Hill-Rom's Enterprise Resource Planning (ERP) Team, from left, Randall Kern, Bill Clohessy and Greg Sharp, are leading the effort to integrate and standardize all of Hill-Rom's computer information systems that support critical business processes, from order entry to finance and accounting. A common platform will not only improve efficiencies and reduce costs, but will also speed the integration of Hill-Rom's new business development initiatives.

Right: Members of Batesville Casket's Enterprise Resource Planning (ERP) Team, from left, Jerry Munchel, Colleen Klimara, Kim Dennis and John Crane, are designing and implementing new computer hardware and software systems to tightly integrate all Batesville Casket business processes to improve efficiency and ultimately enhance customer service and satisfaction.


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"We have an exceptional balance

net debt, growing cash flows

2 Improved Asset Management

The drive to continually improve return on assets and capital efficiency takes many forms at Hillenbrand Industries.

For example, over the years information systems at Hillenbrand Industries and its operating companies were developed to meet specific local or functional needs rather than overall corporate requirements. The result: information is captured in silos of data, using a myriad of software applications. The remedy, now being installed in stages at Hillenbrand business units, is a single enterprise-wide business management system that puts all functions on the same computing platform.

Also, **Hill-Rom** improved cash flow during 2001 by aggressively seeking reductions in accounts receivables and inventories, and increasing profits by exiting segments of its home care business and unprofitable portions of the long-term care market. **Forethought** enhanced the management process for its $2.7 billion investment portfolio to identify opportunities to enhance yield and improve credit quality while minimizing future risk. Similarly, **Batesville Casket** integrated manufacturing and distribution for its successful showroom fixturing business and its rapidly growing Options line of cremation products in Batesville, Indiana. This improved customer service and reduced operating expense.

"We are making incredible efforts to improve processes and simplify our business models as part of our broad program to improve asset management and build shareholder value," says Scott Sorensen, Hillenbrand's vice president and chief financial officer. "We are transforming our business – remodeling our house while living in it – and the fact that we've been able to do this while exceeding investor expectations is a great credit to Hillenbrand Industries' associates everywhere. While we have posted great results to date, we have a lot of opportunity to improve even further... and we will."



Cash flow from operating activities grew 51% during 2001 to $445 million.

sheet with virtually zero

and leading market positions." Scott Sorensen

A cornerstone strategy of Hillenbrand Industries is an unwavering commitment to unlock shareholder value through elimination of waste in all areas of the enterprise.



Batesville Casket Company's Montrachet™ mahogany casket


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Hill-Rom
Hill-Rom's TranStar® stretcher

Lower Cost Structure

"Today we produce more caskets in two plants than



Ken Camp
President and CEO
Batesville Casket Company

Below: The formerly independent operations of the Options by Batesville cremation division and Applied Retail System selection room display division were integrated into Batesville Casket operations to improve customer service and capture efficiencies and cost savings. From lower left, Todd Bigelow, Glenn Richardson, Perry Hasselbeck and John Linville were a part of the team that ensured a successful integration.

Right: From left, Dan Bedel, W. C. Weaver III, Rick Heimbrock, Bernie Voegele and Kris Reynolds are improving the value and profitability of Hill-Rom's TransStar® stretcher line. They are part of a team that will make it easier for customers to select stretcher products by combining popular feature sets into standard packages. This project is expected to improve customer satisfaction while reducing supply, manufacturing, sales and service costs.



we previously did in three." Ken Camp

Major contributors to lower costs at Hillenbrand Industries in 2001 included quality management programs, reductions in overly broad product selections, improved relationships with strategic suppliers and difficult but necessary work force reductions.

Hill-Rom, for example, is reducing nearly 119,000 existing configurations of procedural stretchers to a far more manageable 4,700 configurations and, eventually, to 12 basic models offered with various packages of popular options. This produces savings from inventory reductions, lower administrative costs, manufacturing simplification and improved purchasing leverage. The same approach will be taken to rationalize the Company's bed and therapeutic surface product lines.

Forethought Financial Services reduced operating costs 23% in 2001 by simplifying its structure. Multiple sales and marketing groups were consolidated into one, Forethought.com management was integrated into the base business, and bank and insurance operations will be more closely integrated in 2002 removing redundant infrastructure in all cases.

Batesville Casket Company has compiled an exceptional cost reduction record. Batesville's product line was reduced to 570 casket models by year-end 2001 from 640 at the beginning of the year. Eliminating these slow turning models had a negligible impact on revenue, but reduced costs significantly. Batesville has continuously reduced its material costs by concentrating purchases with fewer suppliers. For example, by combining the majority of fabric purchases with one supplier and buying in larger units, Batesville has reduced fabric expense significantly since 1999.

Similarly, Batesville's manufacturing facilities, by applying continuous improvement programs to all processes, reduced rework by 25% by year-end 2001 from year-end 2000. The net result is better quality, less inventory and lower costs.

"Significantly improved efficiencies are the result of thousands of small improvements," says Ken Camp, president and chief executive officer of Batesville Casket Company. "None of the improvements stand out, but all of them taken together yield a very meaningful number. Over the past five years, our skills in continuous improvement have enabled us to achieve superior financial results."



The on-time delivery rate for Batesville Casket Company reached 99.6% in 2001. Rental responsiveness in Hill-Rom's therapy business improved by 20%, to under four hours.

Hill-Rom's Integris® 2002B headwall system with patient station for COMLinx™ NCM/ComPoser™ nurse call system


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Hillenbrand Industries' operating companies have historically been managed semi-autonomously. In a shift from that practice, the Company's business units in 2001 were assigned specific value-creation roles to perform within the broader context of a clear, unified corporate strategy.

Strategic Portfolio Management

Custom casket engraving by Batesville Casket Company



Below: From left, Damon Lawson and Gregory Benton are part of the marketing team for Hill-Rom's innovative Advanta™ bed. By improving patient and caregiver safety while enhancing caregiver efficiency and patient outcomes, the Advanta™ bed is a profitable part of Hill-Rom's current product portfolio.

Below Right: Forethought.com's development team members, from left, Judy Smith, Leslie Blye and Robert Cecil ensure Forethought's business-to-business Web site provides convenient and meaningful services to customers.





Steve Lang
President and CEO
Forethought Financial Services



Hillenbrand Industries has prospered over many decades as a collection of independently operated businesses. Due to dramatic growth and maturing markets, our associates are now using cooperative strategic planning, asset allocation based on corporate strategies and collaborative program execution to maximize shareholder value.

For example, Hillenbrand Industries created in 2001 a strategic planning process that allocates resources, develops leadership and rigorously reviews business performance. Each operating company, in turn, has assumed a specific role within the Corporation that guides all of its business decisions and activities.

"When you put together a strategy for the Corporation, as opposed to strategies for the businesses, you immediately begin to create incremental shareholder value because it means we can use all of our resources to achieve common goals," says Fred

"The portfolio management process

new

Below: Hill-Rom operating room team members, from left, Jon Turner, Kevin Grant, Frederic LeRoy and Vickie Meyer explore ways to improve the PRIMA™ surgical light. Products like lighting for the operating room provide Hill-Rom with attractive new business opportunities.



Strategic portfolio management means very clear missions for each of our businesses as they relate to our overall portfolio's ability to create shareholder value.

Rockwood, Hillenbrand's president and chief executive officer. "It really gives our whole senior management team ownership of the corporate strategy, clarity of purpose and accountability to achieve our goals."

Each of the operating company chief executive officers, now also an officer of Hillenbrand Industries, participates in regular meetings of the Corporate Executive Management Team to monitor progress, review capital requests, discuss leadership development and update key actions.

Each company now has a specific role. **Batesville Casket Company** and **Forethought Financial Services** are responsible for defending our strategic market leadership positions while providing earnings and cash flow to help fund Corporate growth. They will also develop leaders for use throughout Hillenbrand Industries. **Hill-Rom** is charged with providing accelerated growth through new product development, expansion into new markets and assisting Hillenbrand Industries as it makes health care acquisitions.

Each company is now more aggressively managing its own portfolio of products, services and businesses to expand those that meet Corporate expectations for shareholder value or close those that do not. Forethought, for example, closed its operations in Canada during 2001, while Hill-Rom exited unprofitable portions of its home care and long-term care businesses.

"We get better results, faster, through this cooperative senior management process," says Steve Lang, president and chief executive officer of Forethought Financial Services. "We apply our broad, but diverse, leadership experiences, make fact-based decisions, and we act. It's very refreshing and effective."

is creating possibilities and better results." Steve Lang

5

A strategic plan is only as good as a company's ability to execute it. Hillenbrand Industries took significant steps to upgrade leadership quality in 2001.



Hill-Rom's Versalet™ 7700 care center



Batesville Casket Company's Eagle LifeSymbols™ casket corner design

Leadership Excellence

"A major component in improving performance is our



Fred Rockwood
President and
Chief Executive Officer
Hillenbrand Industries

Led by Hillenbrand Industries' President & CEO Fred Rockwood, the Corporation's new Executive Management Team includes, below on pages 24 and 25 from left, Dave Robertson, vice president, administration; Steve Lang, Forethought president & CEO and corporate vice president; Scott Sorensen, vice president and chief financial officer; Rob Washburn, vice president, corporate strategy; Ernest Waaser, Hill-Rom president & CEO and corporate vice president; Geoff Packwood, vice president and chief information officer; and Ken Camp, Batesville Casket president & CEO and corporate vice president. This team ensures shareholder value is created by managing Hillenbrand Industries' collective portfolio of assets. Not pictured is team member Patrick de Maynadier, vice president, general counsel and secretary who joined the Company in January 2002.

The incentive compensation plans at all Hillenbrand operations were realigned with measures directly related to shareholder value – achievement of earnings and cash flow goals.



Company leadership transformation."

Fred Rockwood

For decades, successive generations of leadership at Hillenbrand Industries have pursued strategies that reflected the markets and business goals of the time. Today, a significant transition is occurring as the Company is investing in a new generation of leaders and corresponding managerial processes.

Among other steps, new executives assumed responsibilities as chairman, chief executive officer, chief financial officer, and general counsel and secretary of the Company, and as chief executive officers of all three operating companies. Similar senior management appointments were made within the operating companies.

At the same time, the incentive compensation plans at all Hillenbrand operations were realigned with measures directly related to shareholder value – achievement of earnings and cash flow goals.

"Our intent has been to bring to the Company and its subsidiaries the experience and skill sets that complement our growth strategies," says Fred Rockwood, president and chief executive officer. "We are fortunate in that we have been able to build our leadership from a rich and diverse mix of executives from both inside and outside our existing operations. The core principles and history of the Company have been preserved. At the same time, we have been able to attract and promote officers who greatly strengthen our team. I have enormous confidence in the senior leadership team we have assembled today."

An important component of the leadership development program is an active, strategic exchange of executives among the operating companies and the Corporate staff. For example, Ken Camp, now president and chief executive officer of Batesville Casket Company and a 19-year veteran of that company, served as vice president, administration, of Hillenbrand Industries for a year before assuming his current position. Gary Bonnie, the executive director of Forethought's National Market Group was named vice president of Hill-Rom's Home Care business. Chris Ruberg, former vice president of planning for Hillenbrand Industries is now vice president of marketing for Batesville Casket. And Doug Kunkel, former Hill-Rom controller is now vice president and chief financial officer for Batesville Casket Company.

"This opens the borders and gives all of us access to the great reservoir of talent that we have at Hillenbrand," says Fred Rockwood, president and chief executive officer of Hillenbrand Industries. "It also broadens the experience of our people so they are better prepared to assume significant leadership positions. This will add significantly to our strength in the years to come."



Health Care Group Operations

Hill-Rom Company

Powered by improved operating efficiencies, cost reductions and the success of new products, Hill-Rom Company reported a 39.7% increase in 2001 net income, before unusual items. Gross margins rose to 44.3% from 40.8% at year-end 2000. European operations were profitable for the second year in a row.

Significant products included the Versalet™ 7700 care center, a combination incubator and warmer designed to promote development and alleviate stress during an infant's first days of life in the hospital; the Affinity® Three birthing bed, which enhances patient safety, care and comfort; and the TotalCare SpO$_2$RT™ system, a significant TotalCare® bed line extension featuring an enhanced surface system and therapy modules to prevent and treat pulmonary and skin complications related to immobility. Combined, those three new products boosted sales by $53 million after their respective mid-year launches.

> Hill-Rom Company reported a 39.7% increase in 2001 net income before unusual items.

Building on its market reputation for innovation and technology leadership, Hill-Rom announced participation in HealthSouth Corporation's first fully digital, automated hospital. Ground was broken for the new HealthSouth Medical Center, a 219-bed facility, in Birmingham, Alabama in November. Hill-Rom is providing patient platforms, therapy products and architectural systems for delivery of critical patient service.

In another market innovation, Hill-Rom rolled out its Ergonomics caregiver injury reduction program. The company helps to reduce injuries to nurses by offering hospitals a detailed review of operating practices along with suggested solutions. Hill-Rom offers injury-reduction guarantees to hospitals that purchase Hill-Rom beds, surfaces and equipment to resolve nurse-safety issues under the Ergonomics program. One of the first hospitals to adopt the program reduced caregiver injuries from patient-handling by 85% during 2001.

In a major effort to improve profitability of its active home care and long-term care businesses, the company exited a segment of the home care market that was dependent on inconsistent and unreliable Medicare Part B payments, as well as unprofitable portions of the long-term care market. As a result of these actions, Hill-Rom remains both active and committed to those markets. Hill-Rom's work force was reduced by about 400 positions. The company took a charge of about $20 million, offset by a reduction in annual fixed expenses of $25 million to $30 million.

In another major cost-reduction initiative, Hill-Rom began to review all major product lines to identify items that should be dropped because they have been superceded by improved technology or product choices, or that are rarely ordered. The company expects to rationalize more than 50% of existing stock keeping units through creation of customer-friendly "good, better, best" packages of product options.

Hill-Rom also sold its Narco Medical Services unit and closed a California-based information technology



TotalCare SpO$_2$RT™ pulmonary therapy system



PRIMA™ surgical light



TranStar® procedural stretcher

Hill-Rom.
A HILLENBRAND INDUSTRY

facility as part of its efforts to redeploy assets to more profitable parts of its business.

Overall productivity rose substantially during the year. Revenue per full-time position rose nearly 13%, while income before taxes per full-time position rose more than 50%. On-time delivery rates rose substantially due to improved coordination between customer service and plant operations.

In European operations, Hill-Rom's Pluvigner, France facility was awarded ISO 9002, EN46002 and NF process quality certification during the year.

Hill-Rom's leadership was realigned during the year. Ernest Waaser, former president of AGFA's Medical Imaging Division, was named president and chief executive officer. Senior appointments subsequently made included Tony Orsini as senior vice president, operations and engineering; Didier Candelot, senior vice president, global sales, service and marketing; Mike Murren as vice president and chief financial officer; and Brent Shafer as vice president, Americas sales and service.

With hospital construction on the rise, Hill-Rom expects 2002 to be another strong year with continued growth in domestic and international sales, and continued margin improvement in both capital and rental markets.

Health Care Group Revenues
(millions of dollars)


1,200
900
600
300
0
97 98 99 00 01
Rental
Capital

Health Care Group Operating Profits*
(millions of dollars)


200
150
100
50
0
97 98 99 00 01

* *Excluding unusual items.*



Versalet™ 7700 care center



Affinity® Three bed



Integris® 2002B headwall system

Funeral Services Group Operations

Batesville Casket Company

Net income, before unusual items, rose 6.2% on a 1% decline in revenues at Batesville Casket Company during 2001. Sales of a better mix of products and better price realization offset a small decline in total unit volume, paralleling a market trend in burial caskets. Sales rose at double-digit rates for the company's Options line of cremation products.

Cost reduction and efficiency programs produced substantial improvements in gross margins at Batesville Casket.

Cost reduction and efficiency programs produced substantial improvements in gross margins at Batesville Casket, rising to 52.0% of sales by year-end 2001 from 49.4% a year earlier.

Like other Hillenbrand operating companies, Batesville Casket has launched a determined product rationalization campaign as well as a strategic supplier program focused on reducing costs and improving quality through collaborative, long-term relationships with superior partners. The company reduced its casket line to 570 models from 640 during 2001 and expects to eliminate another 30 slow-moving styles during 2002. These actions will not diminish Batesville Casket's commitment to introducing innovative and profitable new products.

The company also began to refocus its sales force to provide additional consultative services while maintaining high levels of service with customers. By assisting funeral homes with selection room design and merchandise selection, the company helps its customers to better satisfy the needs of grieving families while producing a better mix of products sold.

In a test of its most recent merchandising program, emphasizing more customized funeral options for families, average revenues per casket rose more than 17%. More than 80% of families responding to post-funeral surveys said they believed participating funeral homes took the time to understand the qualities of their loved one and to translate those into appropriate funeral arrangements.

Specialized services are now widely available. Batesville Casket can, for guaranteed next-day delivery in most cases, engrave on any casket or urn an unlimited variety of symbols, poems or sayings to personalize the funeral to be more meaningful to families. The company's hub-and-spoke distribution system, built around seven hubs and 82 service centers, offers overnight delivery of caskets to many locations and achieved a 99.6% on-time delivery record during 2001.

The 25th anniversary of the company's Living Memorial® tree-planting program was marked on Arbor Day 2001. A tree is planted in a national forest each time a family chooses a Batesville casket or Options urn. The Living Memorial program is the largest private reforestation effort in the United States, and since its inception has been responsible for more than 9 million



Woodbridge™ pecan casket with Golf LifeSymbols™ corner design



Timeless Rose™ cast bronze keepsake



Angel of Color LifeSymbols™ corner design

plantings, covering 26,000 acres in the U.S., Canada, the United Kingdom and Australia.

Although sales growth in the single-digit range is expected during 2002, Batesville Casket expects substantial improvements in profitability and cash flow due to a richer product mix, price realization and increased operating efficiencies. Batesville is preparing for the future by better serving population segments that are growing rapidly.

Forethought Financial Services

Forethought Financial Services focused resources to support funeral homes active in the prearranged funeral market in the United States, resulting in significant efficiencies and a 23% reduction in costs without eroding service levels. U.S. operations now concentrate on the several thousand funeral homes that actively promote prearrangement services to their communities and offer life insurance or trust services to fund pre-arranged funeral plans.

Separate U.S. sales and marketing organizations were consolidated into one organization, eliminating redundant resources, streamlining internal processes, facilitating knowledge transfer, and lowering costs. Forethought closed its unprofitable Canadian operations, where regulatory restrictions barred entry to Quebec and required additional costly infrastructure elsewhere in that country. The Funeral Services Group also closed its Irish subsidiary, which unsuccessfully attempted to sell insurance for funeral funding in the United Kingdom.

Funeral Services Group Revenues*
(millions of dollars)


1,000
800
600
400
200
0
97
98
99
00
01
Insurance
Products

Funeral Services Group Operating Profits*
(millions of dollars)


200
150
100
50
0
97
98
99
00
01

* *Excluding certain items highlighted on page 2.*



MemorySafe® drawer



Golden Pearl™ 18 gauge steel casket with Rose LifeSymbols™ corner design



Radiant Cross™ keepsake jewelry

Funeral Services Group Operations cont.

Several services were enhanced during the year to better serve active customers. Forethought expanded the hours of its Customer Call Center to provide consultation outside the standard business day and broadened its database marketing services to provide more customers with better lead generation and management. Also, immediate death benefit quotes and reporting became available over the Internet to participating accounts.

Forethought is conducting more consumer research to support the sales efforts of its customers. In the aftermath of the September 11 terrorist attacks in New York, Washington, D.C., and Pennsylvania, many funeral directors all but shut down their prearranged funeral business, fearing that a grieving public might resent it. A Forethought survey found that, to the contrary, millions more Americans were thinking about prearranging and paying for their funerals than was the case before the attacks. This information allowed funeral homes to continue providing services to their communities with confidence.

Earned revenue was up 5% during 2001 over 2000 results. Growth in earned revenue was offset by reduced investment income and $30 million in net capital losses during the year. The events of September 11 and its dramatic impact on all financial markets, especially the credit markets, subjected Forethought's predominantly bond-based investment portfolio to significant pressure, especially its high-yield bond portfolio. As a result, numerous securities were sold at a loss and others suffered from permanent impairments.

Forethought has taken steps to further strengthen its investment management processes to better address the challenges of today's economy. The investment committee meets frequently to scrutinize the quality and performance of its portfolio and has assessed and created stronger relationships with leading investment advisors.

Forethought's direction in 2002 is aligned with its role in Hillenbrand's strategic portfolio. While sales growth is expected to be limited, focus on active funeral homes, operating efficiencies and a lower cost structure are expected to provide substantial improvement to the company's profitability.

Forethought Financial Services focused resources resulting in significant efficiencies and a 23% reduction in costs without eroding service levels.



LifeSymbols™ keepsake plaque



Silver Sapphire™ stainless steel casket with Bass LifeSymbols™ corner design



Living Memorial® tree planting program

2001 Financial Report

Hillenbrand Industries, Inc. and Subsidiaries

Financial Contents

Eleven Year Summary

Hillenbrand Industries, Inc..and Subsidiaries

(Dollars in millions except per share data)

	Ten Year Compounded Annual Growth Rate	**2001**	2000	1999
RESULTS OF OPERATIONS				
Net revenues *(a)*	7%	**$2,107**	2,096	2,047
Operating expenses	7%	**$1,839**	1,849	1,798
Unusual charges *(b)*		**$ 32**	3	38
Operating profit	4%	**$ 236**	244	211
Other income (expense), net *(d)*		**$ (13)**	(4)	(16)
Income from continuing operations before income taxes	4%	**$ 223**	240	195
% of net revenues		**10.6**	11.5	9.5
Income taxes	(1%)	**$ 53**	86	71
% effective rate *(f)*		**23.6**	36.1	36.7
Income from continuing operations	7%	**$ 170**	154	124
% of net revenues		**8.1**	7.3	6.1
Other items *(c)*		**$ –**	–	–
Net income	7%	**$ 170**	154	124
% average shareholders' equity		**18.8**	19.2	13.4
PER SHARE DATA				
Income from continuing operations	8%	**$ 2.71**	2.44	1.87
Net income	8%	**$ 2.71**	2.44	1.87
Cash dividends	11%	**$ 0.84**	0.80	0.78
Earnings retained and reinvested	7%	**$ 1.87**	1.64	1.09
Book value	9%	**$16.33**	13.21	12.64
Average shares outstanding (000's)	(1%)	**62,814**	62,913	66,296
FINANCIAL POSITION				
Current assets	8%	**$ 868**	724	782
Current liabilities	3%	**$ 320**	282	371
Working capital	13%	**$ 548**	442	411
Current ratio		**2.7**	2.6	2.1
Equipment leased to others and property, net	(1%)	**$ 266**	272	267
Insurance assets *(e)*	19%	**$3,618**	3,314	3,091
Total assets	13%	**$5,049**	4,597	4,433
Shareholders' equity	8%	**$1,026**	831	838
OTHER DATA				
Capital expenditures	6%	**$ 101**	106	79
Depreciation, amort. & write-down of intangibles	0%	**$ 100**	89	98
Net cash provided by operating activities	8%	**$ 445**	295	184
Employees	0%	**10,200**	10,800	10,800
Shareholders	6%	**19,100**	18,100	22,900
Stock price range — high and low		**58.51-41.56**	51.50–28.75	58.12–26.12
Price/earnings ratio — high and low		**28-18**	26–13	22–10

(a) Includes $24 million of high-yield bond impairments and realized losses recorded in the fourth quarter of 2001 when the Company assessed its high-yield bond portfolio in light of significant deterioration in the credit markets.

(b) Realignment of certain operations, the write-down of certain underperforming assets, the reversal of certain prior unusual charge provisions and other items in 2001; retirement of Company's former CEO, gain from dispositions of facilities idled as a part of prior unusual charges and other items in 2000; work force reduction activities, facility closure costs, certain asset impairment charges and other items in 1999; write-off of goodwill, other asset impairment charges and other closing costs in 1998 and 1995; settlement of a patent infringement suit in 1994; and write-off of goodwill in 1993.

(c) Income (loss) from discontinued operations in 1991-1993; gain on the sale of discontinued operation in 1993; and the cumulative effect of a change in accounting principle in 1992.

(d) Includes a gain of $1 million in 2001 on the sale of Narco Medical Services, Inc., a gain of $75 million in 1998 on the sale of Medeco Security Locks, Inc., and a gain of $8 million in 1996 on the sale of Block Medical.

(e) In 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the Standard, insurance assets from 1995 to 2000 are stated at fair value. Prior amounts are stated at amortized cost.

(f) 2001 reflects a reversal of $26 million of previously provided tax reserves for potential disallowances and valuation allowances no longer considered necessary.

1998	1997	1996	1995	1994	1993	1992	1991
2,001	1,776	1,684	1,625	1,577	1,448	1,303	1,084
1,707	1,512	1,448	1,420	1,336	1,202	1,109	928
66	–	–	26	85	14	–	–
228	264	236	179	156	232	194	156
65	(5)	(3)	(9)	(11)	(11)	(16)	(9)
293	259	233	170	145	221	178	147
14.6	14.6	13.8	10.5	9.2	15.3	13.7	13.6
109	102	93	80	55	89	67	57
37.0	39.4	39.9	47.1	37.9	40.3	37.6	38.8
184	157	140	90	90	132	111	90
9.2	8.8	8.3	5.5	5.7	9.1	8.5	8.3
–	–	–	–	–	14	5	(1)
184	157	140	90	90	146	116	89
20.6	19.6	19.3	12.7	13.4	25.2	23.1	19.7
2.73	2.28	2.02	1.27	1.26	1.86	1.55	1.23
2.73	2.28	2.02	1.27	1.26	2.04	1.62	1.22
0.72	0.66	0.62	0.60	0.57	0.45	0.35	0.29
2.01	1.62	1.40	0.67	0.69	1.59	1.27	0.93
14.25	12.94	11.44	10.54	9.78	8.98	7.65	6.76
67,578	68,796	69,474	70,758	71,278	71,407	71,915	72,885
858	821	694	640	566	595	556	397
375	359	320	301	259	311	277	240
483	462	374	339	307	284	279	157
2.3	2.3	2.2	2.1	2.2	1.9	2.0	1.7
302	329	346	367	359	327	307	297
2,833	2,501	2,157	1,851	1,557	1,212	912	655
4,280	3,828	3,396	3,070	2,714	2,291	1,958	1,545
952	886	787	746	693	640	548	491
88	85	92	103	100	113	98	59
149	102	99	127	97	113	118	97
222	246	240	178	62	210	201	199
10,400	9,800	9,800	9,800	10,000	9,800	10,700	10,500
24,500	24,000	24,000	30,000	29,000	27,000	21,500	11,000
64.69–44.56	48.63–33.88	40.25–31.88	33.13–27.00	43.63–26.63	48.63–36.50	43.63–29.25	30.38–17.88
28–19	25–18	29–19	30–17	24–13	32–21	34–25	27–17

Management's Discussion and Analysis of Financial Condition and Results of Operations

Hillenbrand Industries, Inc. and Subsidiaries

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying notes. Hillenbrand Industries is organized into two business groups. The Health Care Group, which is considered as one reporting segment, consists of Hill-Rom. The Funeral Services Group consists of two reporting segments, Funeral Services Products (Batesville Casket Company – Batesville) and Funeral Services Insurance (Forethought Financial Services – Forethought).

RESULTS OF OPERATIONS

2001 Compared with 2000

Summary

Consolidated net revenues of $2,107 million increased 0.5%, or $11 million, in 2001. Approximately $15 million of fiscal 2000's revenue can be attributed to the 53rd week in that fiscal year. Fiscal 2001 was a 52-week year. Operating profit decreased $8 million, or 3.3%, to $236 million compared to the year 2000. Net income of $170 million was up 10.4%, or $16 million, compared to $154 million last year and earnings per share increased 11.1% to $2.71.

Earnings per share increased 11.1% to $2.71 in 2001.

Excluding certain matters discussed below, operating profit rose 18.2%, net income increased 17.5% and earnings per share increased 17.0%. 2001 results include net unusual charges of $21 million, net-of-tax, ($.33 per share) related to the realignment of certain operations; the write-down of certain underperforming assets; the reversal of certain prior unusual charge provisions; and other items. Also included in the full year 2001 results were net capital losses in the Company's insurance operations of $19 million, net-of-tax, arising from realized gains and losses on disposition of securities and bond impairment charges. Of that amount, bond impairments and realized losses of $16 million, net-of-tax, ($.25 per share) were recorded in the fourth quarter when the Company assessed its high-yield bond portfolio in light of significant deterioration in the credit markets. Results for the year also include the reversal of $26 million ($.40 per share) of previously provided tax reserves for potential disallowances and valuation allowances no longer considered necessary. Overall, the net 2001 items mentioned above, including high-yield bond impairments and realized losses, decreased net income by $11 million and earnings per share by $.18. 2000 results included net unusual charges of $2 million, net-of-tax, ($.03 per share) related to the retirement of the Company's former Chief Executive Officer; gains from the disposition of facilities idled as part of prior unusual charges; the reversal of certain accruals provided for in prior unusual charges; and other items.

Net Revenues

Health Care

Health Care sales in 2001 increased $9 million, or 1.1%, to $809 million. Excluding $8 million of negative currency impact primarily due to conversion of the Euro to U.S. dollars, Health Care sales would have increased approximately 2.1%. The Company experienced increased shipments to its North American acute care customers partially offset by decreased shipments to long-term care and U.S. export markets and to European customers. The Company experienced increased shipments of its TotalCare® beds, Advance® beds, Advanta™ beds, Century CC® beds and TranStar® stretchers to its North American acute care customers. Shipments to long-term care customers decreased primarily due to reduced product offerings resulting from realignment efforts in the first quarter of 2001. Europe experienced increased sales primarily in the United Kingdom, Italy and Austria more than offset by decreases in France, Germany and the Netherlands. Excluding the impact of negative currency fluctuations of $8 million, European sales were up approximately 4.7% compared to 2000.

Health Care therapy rental revenues of $339 million increased 8.7%, or $27 million, over 2000 results due to improvements in acute care and home care partially offset by declines in long-term care and Europe. Acute care therapy rental revenue increased 8.4% compared to 2000 driven by increased rates and units in use partially offset by unfavorable product mix. Improvements in the home care market resulted from the realignment efforts announced in the first quarter of this year and favorable rate realization compared to the prior year which included provisions for uncollectible Medicare receivables. The U.S. long-term care market experienced decreased revenue due to declines in units in use and rate partially offset by product favorable mix. Excluding the impact of negative currency fluctuations of $2 million, European therapy rental revenues declined 5.0%.

Funeral Services

Funeral Services products sales of $613 million were $4 million, or 0.6%, below 2000 primarily due to the 53rd week in prior year results. The Company estimates that Funeral Services sales would have increased approximately 1% in 2001 when excluding the extra week of sales in 2000. Overall, Funeral Services products experienced increased rates and improved product mix offset by decreased volume.

Insurance revenues of $346 million declined $21 million, or 5.7%, compared to $367 million in 2000. Revenues were negatively affected by $53 million of bond impairments, primarily in the high-yield bond portfolio. The Company was able to partially offset these impairments with $23 million of net capital gains resulting in a net capital loss of $30 million for the year. Excluding capital gains and losses in both 2001 and 2000, revenues would have increased approximately 2.1%. Earned premiums rose due to increased policies in-force year over year. Investment income declined approximately $3 million due primarily to the weakness in the Company's high-yield bond portfolio, the movement of investments out of the high-yield bond portfolio into lower yielding investments, and lower interest rates on new investments. 2001 policy sales declined approximately 8% compared to 2000 as Forethought de-emphasized low-margin segments in order to provide additional focus on the more profitable active seller market. Since premium revenues are earned over the life of the policyholder, current year sales will primarily affect revenues and earnings in future years. The trust business did not have a significant effect on Forethought's operations in 2001 or in prior years.

Gross Profit

Health Care

Gross profit on Health Care sales of $377 million increased $9 million, or 2.4%, and as a percentage of sales was 46.6% in 2001 compared to 46.0% in 2000. The increase in gross profit and gross profit as a percentage of sales was due to increased volume and favorable product mix combined with favorable factory performance, partially offset by increased warranty costs.

Health Care therapy rental gross profit increased $45 million, or 52.3%, to $131 million compared to $86 million in 2000. As a percentage of revenue, gross profit was 38.6% compared to 27.6% in 2000 due to favorable rate realization compared to the prior year, which included provisions for uncollectible Medicare receivables, increased volume and organizational streamlining efforts announced in the first quarter of this year, partially offset by unfavorable mix.

Gross profits on Health Care sales, as a percentage of sales, were 46.6% compared to 46.0% in 2000.

Funeral Services

Gross profit on Funeral Services sales of $319 million was up $14 million, or 4.6%, despite a decrease in revenues of $4 million for 2001. As a percentage of sales, gross profit was 52.0% versus 49.4% in the prior year due to improved mix, increased rate realization and continued improvement in operating efficiencies.

Profit before other operating expenses and unusual charges in insurance operations declined $40 million, or 59.7%, to $27 million primarily due to $53 million of bond impairments mentioned earlier, a decrease in investment income and an increase in death benefits paid and reserved due to the larger base of policies in-force.

Other Operating Expenses

Other operating expenses of $586 million, consisting of selling, marketing, distribution and general administrative costs, increased $7 million, or 1.2% in 2001. As a percentage of consolidated revenues, these expenses were 27.8% in 2001 compared to 27.6% in 2000. The slight dollar increase was due to additional investments in business development and process transformation activities partially offset by reduced costs resulting from current and prior year realignment and streamlining efforts.

Operating Profit

Health Care

Operating profit in Health Care increased $30 million, or 25.9%, to $146 million compared to $116 million in 2000. This increase was largely due to an increase in Health Care therapy rental gross profit of $45 million, resulting from increased revenue and an increase in gross profit as a percentage of revenue. The improvement in Health Care therapy rental gross profit was due to favorable rate realization compared to prior year, which included provisions for uncollectible Medicare receivables, increased volume and organizational streamlining efforts announced in the first quarter of this year partially offset by unfavorable mix. Health Care sales gross profit increased $9 million due to increased volume and favorable product mix combined with favorable factory performance, partially offset by increased warranty costs. Health Care operating profit was negatively impacted by a net unusual charge of $19 million in 2001 related to the streamlining of certain operations; the write-down of certain underperforming assets; offset in part by the reversal of certain prior unusual charge provisions. In 2000, $5 million of income was classified as unusual resulting from unanticipated gains on the sale of facilities idled as part of prior unusual charges and a reversal of accruals provided in previous unusual charges. Excluding unusual charges in 2001 and 2000, operating profit would have been $165 million in 2001 and $111 million in 2000, a 48.6% increase.

Funeral Services

Funeral Services Group operating profit of $145 million decreased $37 million, or 20.3%, compared to $182 million in 2000. Operating profit at Batesville Casket improved approximately 3.1% as a result of improved product mix, favorable rates and improved operating efficiencies partially offset by decreased volume. In 2001, Batesville Casket incurred a $2 million unusual charge related to the realignment of certain operations. Excluding this unusual charge, Batesville Casket's operating profit would have increased approximately 4.6%.

At Forethought, $53 million of bond impairments were partially offset by $23 million of net capital gains, increased earned premiums and decreased operating expenses. In addition, Forethought incurred $10 million of unusual charges in 2001 and $1 million in 2000 relating to the realignment of certain operations and the write-down of certain underperforming assets. Overall, Forethought's operating profit declined by 127.3%. Excluding unusual charges and high-yield bond impairments and realized losses recorded in the fourth quarter of 2001 as discussed earlier of $24 million, Forethought's operating profit would have decreased 22.5%.

Operating profit of Batesville Casket improved approximately 3.1% in 2001.

Consolidated

Consolidated operating profit of $236 million declined $8 million, or 3.3%, compared to $244 million in 2000. Excluding the unusual charges and fourth quarter high-yield bond impairments and realized losses at Forethought discussed above, as well as a $1 million and $7 million unusual charge in 2001 and 2000, respectively, at the corporate level, consolidated operating profit would have been $268 million in 2001 and $247 million in 2000, an 8.5% increase. The unusual charges at the consolidated Company level relates to an impaired asset in 2001 and the retirement of the Company's former Chief Executive Officer, partially offset by a gain on the sale of a facility idled as part of a prior unusual charge in 2000.

Other Income and Expense

Interest expense of $23 million declined $4 million compared to 2000 due to the repayment of $52 million of short-term debt in the fourth quarter of 2000. In addition, the Company completed a series of interest rate swaps in the third quarter of 2001, swapping $150 million of the Company's long-term debt from fixed interest rates to variable interest rates lowering interest expense by $1 million for the year. Investment income

Statement of Consolidated Income Comparison

	Fiscal Year			Percent Change		
(Dollars in millions)	**2001**	2000 (53 weeks)	1999	**2001/00**	2000/99	1999/98
Net revenues:						
Health Care sales	**$ 809**	$ 800	$ 766	**1%**	4%	2%
Health Care therapy rentals	**339**	312	324	**9%**	(4%)	(20%)
Funeral Services sales	**613**	617	602	**(1%)**	2%	11%
Insurance revenues	**346**	367	355	**(6%)**	3%	15%
Total revenues	**$2,107**	$2,096	$2,047	**1%**	2%	2%
Gross profit:						
Health Care sales	**$377**	$ 368	$ 314	**2%**	17%	(2%)
Health Care rentals	**131**	86	88	**52%**	(2%)	(46%)
Funeral Services sales	**319**	305	292	**5%**	4%	12%
Insurance revenues	**27**	67	82	**(60%)**	(18%)	8%
Total gross profit	**854**	826	776	**3%**	6%	(5%)
Other operating expenses	**586**	579	527	**1%**	10%	1%
Unusual charges	**(32)**	(3)	(38)	**N/A**	N/A	N/A
Operating profit	**236**	244	211	**(3%)**	16%	(7%)
Other income (expense), net	**(13)**	(4)	(16)	**N/A**	N/A	N/A
Income before income taxes	**223**	240	195	**(7%)**	23%	(33%)
Income taxes	**53**	86	71	**38%**	21%	(35%)
Net income	**$ 170**	$ 154	$ 124	**10%**	24%	(33%)

decreased $9 million in 2001 to $15 million due to lower interest rates in the current year and a gain recognized on the sale of an investment in 2000. Other expense, net, increased by $4 million due to a gain on the sale of a facility in 2000 combined with losses on the sale of certain fixed assets in 2001.

Income Taxes

The effective income tax rate was 23.6% in 2001. Excluding the reversal of $26 million, ($.40 per share) of tax reserves previously provided for potential disallowances and valuation allowances no longer considered necessary, the effective income tax rate would have been 35% compared to 36.1% in 2000. The decrease in the effective tax rate was primarily due to tax planning initiatives undertaken by the Company.

RESULTS OF OPERATIONS

2000 Compared with 1999

Summary

Consolidated net revenues of $2,096 million increased 2.4%, or $49 million, in 2000. Approximately $15 million of this increase can be attributed to the 53rd week in fiscal 2000. Fiscal 1999 was a 52-week year. Operating profit increased $33 million, or 15.6%, to $244 million. Net income of $154 million increased $30 million, or 24.2%, over 1999 and basic and diluted earnings per share increased 30.5% to $2.44.

Excluding unusual items discussed below, operating profit decreased 0.8% and net income increased 5.4%. 2000 results include net unusual charges of $2 million, net-of-tax, ($.03 per share) related to the retirement of the Company's former Chief Executive Officer; gains from the disposition of facilities idled as part of prior unusual charges; the reversal of certain accruals provided for in prior unusual charges due to actual costs being less than originally estimated; and other items. 1999 results reflect unusual charges of $24 million, net-of-tax, ($.36 per share) related to work force reduction activities, facility closure costs, certain asset impairment charges and other items.

Net Revenues

Health Care

Health Care sales increased $34 million, or 4.4%, to $800 million due to strengthening sales in U.S. acute care, Europe and international exports, partially offset by decreased sales in the long-term care market and the negative impact of currency fluctuations. The increase of approximately 4.6% in U.S. acute care market sales was due to the mid-1999 acquisition of AMATECH and increased shipments in ambulatory, operating room, infant care, and hospital beds and furniture, partially offset by decreases in communications and the piped-medical gas portion of architectural products. The Company believes that the uncertainty experienced by our U.S. acute care customers began to subside as they continued to react to cuts in Medicare reimbursements in their operations. Europe experienced increased sales mainly in the United Kingdom and the Netherlands. Excluding the impact of currency fluctuations, European sales were up approximately 26% compared to 1999. The decrease in long-term care sales was due to several large shipments occurring in 1999 that did not repeat in 2000.

Health Care rental revenue of $312 million decreased $12 million, or 3.7%, compared to 1999 due to declines in home care, long-term care and Europe, partially offset by an increase in acute care. Rental revenue in the home care market dropped nearly 39.9% as a result of continued lower Medicare reimbursement experience despite a large increase in unit volume and mix. The U.S. long-term care market also experienced decreased revenue due to declines in volume and product mix, partially offset by an increase in rate as this market's customers continue to adjust to changes in Medicare Part A patient reimbursement practices. European rental revenues also fell during the year, but on a local currency basis were flat with 1999. These reductions were partially offset by a 7.1% increase in acute care rental revenue, that was due to increased volume partially offset by a decrease in product mix and rate.

> In 2000, Batesville Casket was able to increase unit volume in a market flat for casketed deaths.

Funeral Services

Funeral Services sales grew $15 million, or 2.5%, to $617 million due to increased unit volume across certain product lines and an improvement in product mix. Batesville Casket Company was once again able to increase unit volume in a market that is flat for casketed deaths.

Insurance revenues of $367 million were up 3.4%, or $12 million, compared to $355 million in 1999 despite $24 million less in capital gains in 2000 than in 1999. Excluding capital gains in both years, revenues would have increased approximately 11%. Investment income grew approximately $20 million due to the increased size of the investment portfolio and earned premium revenue increased approximately $16 million mainly due to increased policies in-force year over year. 2000 policy sales were up approximately 6% over 1999 as Forethought continues to recover from the loss of policy sales from funeral home consolidators that acquired or started preneed insurance operations to supply their customers policies. Since premium revenues are earned over the life of the policyholder, current year sales will primarily affect revenues and earnings in future years. The trust business did not have a significant effect on Forethought's operations in 2000 or in prior years.

Gross Profit

Health Care

Gross profit on Health Care sales of $368 million increased $54 million, or 17.2%, over 1999 and as a percentage of sales was 46.0% in 2000 compared to 41.0% in 1999. The significant increase in gross profit and gross profit as a percentage of sales is due to productivity improvements from cost alignment efforts and lower warranty costs and provisions for inventory in 2000.

Health Care rental gross profit declined $2 million, or 2.3%, to $86 million. Gross profit as a percentage of sales increased to 27.6% compared to 27.2% in 1999. This slight increase was primarily due to higher volume in acute care and home care and productivity improvements largely offset by lower Medicare reimbursement experience within the U.S. home care market.

Funeral Services

Funeral Services sales gross profit of $305 million increased $13 million, or 4.5%, compared to $292 million in 1999. As a percentage of sales, Batesville Casket's gross profit was 49.4%, which is comparable to 1999.

Profit before other operating expenses and unusual charges in insurance operations decreased $15 million, or 18.3%, to $67 million in 2000. This decrease was primarily due to $24 million less in capital gains and an increase in death benefits paid and reserved due to the larger base of policies in-force, partially offset by increased profits earned on a larger base of policies in-force and higher investment income (with minimal direct cost).

Other Operating Expenses

Other operating expenses, consisting of selling, marketing, distribution and general administrative costs, increased $52 million, or 9.9% in 2000. As a percentage of consolidated revenues, these expenses increased from 25.7% in 1999 to 27.6% in 2000 primarily due to increased incentive compensation and company-wide investments in new business development opportunities, offset in part by improved productivity and better cost alignment.

Operating Profit

Health Care

Health Care operating profit increased $61 million to $116 million. This increase was largely due to an increase in Health Care sales gross profit, resulting from increased Health Care sales and an improvement in gross profit as a percentage of sales. The improvement in gross profit percentage is primarily due to productivity improvements from cost alignment efforts and lower warranty costs and provisions for inventory in 2000. Health Care operating profit was also impacted by a $25 million unusual charge in 1999 related to work force reduction activities, facility closure costs, certain asset impairment charges and other items, while $5 million of income was classified as unusual in 2000. The income recognized in 2000 relates to gains on the sale of facilities idled as part of prior unusual charges and the reversal of accruals provided for in previous unusual charges due to actual costs being less than originally estimated. Excluding unusual charges in 2000 and 1999, operating profit would have been $111 million in 2000 and $80 million in 1999, a 38.9% increase.

Funeral Services

Operating profit in the Funeral Services Group of $182 million increased $9 million, or 5.2%, compared to 1999. At Batesville Casket, operating profit increased approximately 14.1% as a result of increased shipments, improved product mix and improved productivity. During 1999, Batesville incurred a $9 million unusual charge related to the closure of a manufacturing facility. Excluding this unusual charge, Batesville's operating profit would have increased approximately 6.8% in 2000. At Forethought, a $24 million decrease in capital gains was partially offset by higher investment income, increased earned premiums and a decrease in operating expenses, which resulted in a 22.1% decrease in operating profit. In 2000 and 1999, Forethought incurred unusual charges of $1 million related to the realignment of certain operations and $3 million related to an impaired asset, respectively. Excluding these unusual charges, operating profit would have decreased approximately 25.6% in 2000.

Consolidated

Consolidated operating profit of $244 million increased $33 million, or 15.6%. Excluding the unusual charges discussed above as well as a $7 million and $1 million unusual charge in 2000 and 1999, respectively, at the corporate level, consolidated operating profit would have been $247 million, a 1% decrease compared to 1999. The unusual charges at the consolidated Company level related to the retirement of the Company's former Chief Executive Officer, partially offset by a gain on the sale of a facility idled as part of a prior unusual charge in 2000 and an impaired asset in 1999.

Other Income and Expense

Interest expense of $27 million remained unchanged compared to 1999 as the Company's level of debt was essentially constant until near the end of the year. Investment income increased $8 million primarily from the gain on the sale of an investment.

Income Taxes

The effective income tax rate was 36.1% in 2000 compared to 36.7% in 1999. The decrease in the effective tax rate was primarily due to tax initiatives undertaken by the Company and the profitability of Europe.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash flows from operating activities and selected borrowings represent the Company's primary source of funds for growth of the business, including capital expenditures and acquisitions. The Company has not used any off-balance sheet arrangements and its financing agreements contain no restrictive provisions or conditions relating to dividend payments, working capital or additional indebtedness. The Company's debt agreements also contain no credit rating triggers with the exception of one of the debt interest-rate swaps which would not be material. See footnotes 6, 9 and 12 in the Notes to Consolidated Financial Statements where the Company has set forth in tabular form its debt and operating lease arrangements. Cash, cash equivalents and short-term investments (excluding investments in insurance operations) at December 1, 2001 increased $152 million to $284 million compared to December 2, 2000, mainly due to cash provided by operating activities partially offset by capital expenditures, insurance activities, the payment of cash dividends and the acquisition of treasury stock.

Operating Activities

Net cash generated by operating activities of $445 million increased $150 million compared to 2001. Contributing to the increase were higher earnings and favorable movements in most components of working capital.

Depreciation, amortization and the write-off of intangibles increased $11 million primarily due to $13 million of intangible write-offs in 2001 compared to $3 million in 2000. Both write-downs consisted of the write-off of goodwill and intangibles related to asset impairments. The favorable changes in working capital are due to good working capital management. The

Key Financial Data

	2001	2000 (53 weeks)	1999	1998	1997
Income Statement					
% Pretax, preinterest expense, income (EBIT) to revenues	**12**	13	11	16	16
% Pretax, preinterest expense, pre-depreciation and amortization expense, income (EBITDA) to revenues *(a)*	**16**	17	16	23	22
% Net income to revenues	**8**	7	6	9	9
% Income taxes to pretax income	**24**	36	37	37	39
Balance Sheet					
% Long-term debt-to-total capital	**23**	27	26	24	19
% Total debt-to-total capital	**23**	27	31	29	24
Current assets/current liabilities *(b)*	**2.7**	2.6	2.1	2.3	2.3
Working capital turnover *(b) (c)*	**6.7**	5.6	7.0	9.1	15.4
Profitability					
% Return on total capital	**13**	14	11	15	14
% Return on average shareholders' equity	**19**	19	13	21	20
Asset Turnover					
Revenues/inventories *(b)*	**17.1**	15.4	15.0	16.1	19.1
Revenues/receivables *(b)*	**4.5**	4.2	4.1	4.3	4.5
Stock Market					
Year-end price/earnings (P/E)	**19**	21	19	21	20
Year-end price/book value	**3.2**	3.8	2.8	4.1	3.4

(a) EBITDA is the sum of operating profit, investment income, other income and expense and depreciation and amortization expense including the write-down of intangibles. The Company's EBITDA, which represents a non-GAAP measure of cash flow, may not be comparable to other companies' EBITDA due to differences in the calculation.
(b) Excludes insurance operations.
(c) Excludes cash.

Company experienced good collections of accounts receivable as a result of company-wide efforts to decrease days revenues outstanding in 2001. Consolidated days revenues outstanding in accounts receivable decreased to 71 days in 2001 compared to 80 days in 2000. Inventories also decreased by $7 million as the Company also focused on reducing the amount of inventory on hand. Accrued expenses increased in 2001 due to an increase in income taxes payable, accrued compensation and warranty accruals.

Investing Activities

Net cash used in investing activities increased to $337 million compared to $321 million in 2000. This increase was primarily due to the unfavorable effects from investing activities at Forethought partially offset by a small decrease in capital expenditures and proceeds from the sale of a small business.

Forethought invests the cash proceeds on insurance premiums predominantly in U.S. Treasuries and agencies and high-grade and high-yield corporate bonds with fixed maturities. The Company's objective is to purchase investment securities with maturities that match the expected cash outflows of policy benefit payments. The investment portfolio is periodically realigned to better meet this objective, as reflected in the relatively large amount of sales. Sales resulted in net gains in 2001 and 1999 and a net loss in 2000, exclusive of non-cash impairment activity.

Financing Activities

The Company's long-term debt-to-capital ratio was 22.9% at year-end 2001 compared to 26.7% at year-end 2000. This decrease was primarily due to an increase in the Company's equity resulting from current year earnings and a decrease in accumulated other comprehensive (loss) income, partially offset by the payment of normal dividends and the purchase of treasury stock.

Quarterly cash dividends per share were $.195 in 1999, $.20 in 2000 and $.21 in 2001. An additional increase to $.23 per share for the first quarter of 2002 and a one month dividend of $.0767 per share in March of 2002 in order to account for the change in the Company's fiscal year-end was approved by the Board of Directors in January 2002.

During the fourth quarter of fiscal 2000, the Company repaid $52 million of short-term debt denominated in Euros.

Insurance Assets and Liabilities

Insurance assets of $3,618 million grew 9.2% over the past year. Cash and invested assets of $2,755 million constitute 76.1% of the assets. The investments are concentrated in U.S. Treasuries and agencies and high-grade and high-yield corporate bonds, with smaller investments in equities and foreign denominated securities. The invested assets are more than adequate to fund the insurance reserves and other liabilities of $2,506 million. Statutory reserves represent 62% of the face value of insurance in-force. Forethought Life Insurance Company made a dividend payment to Hillenbrand Industries of $24 million in January 2001. The statutory capital and surplus as a percentage of statutory liabilities of Forethought was 12% and 11% at December 31, 2001 and 2000, respectively. The non-current deferred tax benefit relative to insurance operations results from differences in recognition of insurance policy revenues and expenses for financial accounting and tax reporting purposes, as well as the tax effect of adjusting the investment portfolio to fair value. Financial accounting rules require ratable recognition of insurance product revenues over the lives of the respective policyholder. These revenues are recognized in the year of policy issue for tax purposes. This results in a deferred tax benefit. Insurance policy acquisition expenses must be capitalized and amortized for both financial accounting and tax purposes, although under different methods and amounts. Financial accounting rules require a greater amount to be capitalized and amortized than for tax reporting. This results in a deferred tax cost, which partially offsets the deferred tax benefit. Excluding the tax effect of adjusting the investment portfolio to fair value, the net deferred tax benefit remained essentially unchanged in 2001 and 2000.

Shareholders' Equity

Cumulative treasury stock acquired in open market and private transactions increased to 19,831,967 shares in 2001, up from 19,502,767 shares in 2000. The Company currently has Board of Directors' authorization to repurchase up to a total of 24,289,067 shares. Repurchased shares are to be used for general business purposes. From the cumulative shares acquired, 398,553 shares, net of shares converted to cash to pay withholding taxes, were reissued in 2001 to individuals under the provisions of the Company's various stock-based compensation plans.

OTHER ISSUES

Unusual Charges

2001 Actions

In the fourth quarter of 2001, the Company announced realignment and streamlining efforts throughout the organization. The total net charge for the fourth quarter efforts was $12 million and the cash component was $5 million.

Batesville Casket announced realignment and streamlining efforts which included moving a small operation into other company sites and the reduction of approximately 90 employees in the United States. The total estimated cost of these actions was $2 million, which was recorded as an unusual charge in the Statement of Consolidated Income.

Forethought announced a plan to reduce its operating cost structure, to write-down the value of an impaired asset and to discontinue certain operations. The estimated cost of these actions necessitated an unusual charge of $10 million. The cash component of this charge was $2 million.

Included in the cost-cutting actions at Forethought was the reduction of 30 employees in the United States and Canada and the closure of the Canadian office. Estimated costs for the work force and office closing actions were $1 million and $3 million, respectively. The unusual charge also included $6 million relative to an intangible asset impairment for an asset that will no longer be used.

Hill-Rom announced an additional streamlining effort. The estimated cost of this action, which is entirely severance, necessitated an unusual charge of $1 million. This charge was offset by a $2 million reversal of a 1999 provision as actual costs incurred were favorable to those originally expected.

Lastly, the Company incurred a $1 million unusual charge for an impaired investment asset held at the corporate level.

In the first quarter of 2001, Hill-Rom announced realignment efforts in its home care and long-term care businesses along with an organizational streamlining effort to capture efficiencies, enhance productivity and better serve customers. Hill-Rom also wrote-down certain assets associated with an underperforming, non-core Hill-Rom product line. The total estimated cost of these actions was $20 million, which was recorded as an unusual charge in the Statement of Consolidated Income. The cash component of this charge approximated $12 million.

Included in the realignment and streamlining plan was the reduction of approximately 400 employees in the United States and Europe with an estimated cost of $12 million. The unusual charge also included $8 million related to the write-down of certain assets associated with an underperforming, non-core product line and a small amount of assets related to the realignment plan.

As of December 1, 2001, all employees impacted by the plan have been terminated and $9 million of the related costs have been incurred. The Company expects substantially all employee reduction costs will be incurred by the end of the second quarter of fiscal 2002.

2000 Actions

In November 2000, Forethought announced a realignment of certain operations, incurring an unusual charge of $1 million.

In October 2000, the Company announced the retirement of W August Hillenbrand, former Chief Executive Officer. In relation to Mr. Hillenbrand's retirement, the Company incurred a charge of $8 million related to future payments and other compensation related items under the terms of his retirement agreement.

During 2000, approximately $1 million and $2 million of the 1998 and 1999 provisions, respectively, were reversed to income within the Unusual charges line of the Statement of Consolidated Income as actual costs incurred were favorable to those originally expected.

Disposition of idled facilities under the 1998 and 1999 actions were also completed in 2000, resulting in gains of $3 million and $1 million, respectively. These gains were reflected within the Unusual charges line of the Statement of Consolidated Income.

In addition to costs accrued in 2000, approximately $1 million of incremental costs were incurred in relation to 1999 actions. These incremental costs were expensed as incurred as required by generally accepted accounting principles and are included within the Unusual charges line of the Statement of Consolidated Income as such incremental costs were incurred directly in conjunction with the execution of the respective plans.

1999 Actions

In November 1999, the Company announced a plan to reduce the operating cost structure at Hill-Rom, to write-down the value of certain impaired assets and to recognize a liability associated with the estimated cost of a field corrective action for a previously acquired product line. The estimated cost of these actions necessitated an unusual charge of $29 million. The cash component of this charge was $19 million.

Included in the cost-cutting actions was the reduction of 350 employees in the United States and Europe and the closure of select manufacturing and other facilities in the United States and Europe. Estimated costs for the work force and facility closure actions were $8 million and $3 million, respectively. The unusual charge also included $10 million relative to asset impairments for a Hill-Rom investment that has since been liquidated and the write-off of other strategic investments which have discontinued operations. The remaining component of the 1999 unusual charge related to an $8 million field corrective action taken relative to a previously acquired product line.

As of December 1, 2001, all work force reduction, facility closure and field corrective action costs have been incurred.

In March 1999, Batesville Casket Company announced the planned closing of its Campbellsville,

Kentucky casket manufacturing plant. Approximately 200 employees were affected and the closure necessitated a $9 million unusual charge in the second quarter of 1999. Production of Campbellsville casket units was transferred to existing plants located in Batesville, Indiana and Manchester, Tennessee. All accrued costs related to this action have been incurred.

During 1999, approximately $2 million of the previously recorded provisions relating to 1998 actions was reversed to income within the Unusual charges line of the Statement of Consolidated Income as actual costs incurred were favorable to those originally expected.

In addition to costs accrued above, approximately $2 million of incremental costs related to the closure of manufacturing facilities in Campbellsville in 1999 and Europe in 1998 were incurred in 1999. These costs were expensed as incurred as required by generally accepted accounting principles and are included within the Unusual charges line of the Statement of Consolidated Income as such incremental costs were incurred directly in conjunction with the execution of the respective plans.

Other

The reserve balances for the above plans included in other current liabilities approximated $9 million and $8 million as of December 1, 2001 and December 2, 2000, respectively. The reserve balance included in other long-term liabilities for certain retirement obligations was approximately $4 million and $7 million as of December 1, 2001 and December 2, 2000, respectively.

Environmental Matters

The Company is committed to operating all of its businesses in a way that protects the environment. Within the past several years, the Company has voluntarily entered into remediation agreements with various environmental authorities, and has been issued Notices of Violation alleging violation of certain permit conditions. The Company, however, has successfully implemented measures to abate such conditions in compliance with the underlying agreements and/or regulations. In most cases, the Notices of Violation involved no or only a minor fine or penalty. During the past five (5) years, such fines or penalties have not exceeded $10,000. The Company has also been notified as a potentially responsible party in investigations of certain offsite disposal facilities. Based on the nature and volume of materials involved, the cost of such waste-site cleanups to be incurred by the Company is which it is currently involved is not expected to exceed $5 million. The Company believes it has provided adequate reserves in its financial statements for all of these matters, which have been determined without consideration of possible loss recoveries from third parties. Future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require the Company to make additional expenditures in the future. The cost or need for any such additional expenditures is not known.

Accounting Standards

The Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," in June 2001. This Standard addresses financial accounting and reporting for acquired goodwill and other intangible assets upon their acquisition and after they have been initially recognized in the financial statements and supercedes APB Opinion No. 17, "Intangible Assets." Under this Standard existing intangible assets will be evaluated for possible impairment at the date of transition and periodically thereafter. The Standard allows six months for performance of the initial transition impairment assessment. In addition, goodwill and certain other indefinite-lived intangible assets will no longer be amortized. The Company's goodwill amortization expense is approximately $7 million to $9 million annually. The Company plans to adopt this Standard not later than the first quarter of fiscal 2002 and is currently evaluating the impact on its financial statements and results of operations.

The Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in August 2001. This Standard addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related asset. The Company will adopt SFAS No. 143 on October 1, 2002 and does not expect that this Standard will have a material effect on its consolidated financial statements or results of operations.

The Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in October 2001. SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This Standard also requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred (rather than as of the date management commits to a formal plan to dispose of a segment, as presently required). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company will adopt SFAS No. 144 on October 1, 2002 and does not expect that this Standard will have a material impact on its consolidated financial statements or results of operations.

Euro Conversion
The Company successfully addressed the many areas involved with the introduction of the Euro on January 1, 2002, including information technology, business and finance systems, and the effect on the Company's financial instruments, as well as the impact on the pricing and distribution of Company products.

The effect of the introduction of the Euro, as well as any related cost of conversion, did not have a material impact on the Company's results of operations, financial condition and cash flows.

Change in Fiscal Year
In a Form 8-K dated October 8, 2001, the Company announced that its board of directors had approved a change in the Company's fiscal year end from the Saturday nearest November 30 each year to September 30, effective in 2002.

Factors that May Affect Future Results
In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") or by the Securities and Exchange Commission (SEC) in its rules, regulations and releases, readers of this document are advised that this document contains both statements of historical facts and forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as "intend," "anticipate," "believe," "plan," "expect," "may," "estimate," "strategy," "will" "projection," "forecast," "continue," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events, or future operating results or the ability to generate sales, income or cash flow or increase market share in a market are forward-looking statements.

Forward-looking statements give the Company's expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors – many of which are beyond the Company's control – that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Some of these factors are described below. There are other factors besides those described or incorporated in this report and in other documents filed with the SEC that could cause actual conditions, events or results to differ from those in the forward-looking statements.

- The Company is involved in legal proceedings relating to antitrust laws and patent infringement. An unfavorable decision in any of these proceedings could have a material adverse effect on the Company's business, results of operations and financial condition.

- Failure to comply with the Food and Drug Administration regulations and similar foreign regulations applicable to the Company's medical device products could expose the Company to enforcement actions with a significant adverse impact on the Company's business, operations and financial condition.

- Equipment sales and rental revenues may continue to be adversely affected by Medicare and state government Medicaid funding cuts that may affect customers in every segment of the Company's health care business.

- Unexpected negative performance of the insurance investment portfolio could negatively impact earnings. The investment portfolio, which is primarily bond based, could be adversely affected by general economic conditions, changes in interest rates, default on debt instruments and other factors.

- A downturn in health care capital spending or the market for preneed insurance products could adversely affect the demand for the Company's products and business, results of operations and financial condition of the Company.

- The death care business is susceptible to changes in death rates mainly in the United States. Death rates are difficult to predict with great certainty for any period.

- Future financial performance will depend on the successful introduction of new products into the marketplace. The financial success of new products could be adversely impacted by competitors' products, customer acceptance, difficulties in manufacturing, certain regulatory approvals and other factors.

- The loss of one or more major contracts or group purchasing organizations could adversely affect the demand for the Company's products and its business, results of operations and financial condition.

- The Company has undertaken several realignment and cost reduction activities to become more efficient, enhance productivity and better serve customers. While management believes these activities will be successful and will increase shareholder value, there is always the possibility that these initiatives could take longer than expected and cost reductions may not materialize as anticipated.

- Product liability or other liability claims could preclude introduction of products into the market place or adversely affect the Company's business, results of operations and financial condition.

- Environmental laws may create exposure to financial liability and restrictions on operations.

- Failure to comply with domestic and foreign government regulations may delay or prevent new product introductions or affect the Company's ability to manufacture and distribute its products.

- Any delay or inability to integrate acquired businesses could adversely affect the Company's business, financial condition and results of operations.

- Foreign operations are subject to political, economic, currency and other risks that could adversely impact the Company's financial condition, operating results or cash flow.

- The business could be materially adversely affected if the Company is unable to maintain the proprietary nature of its intellectual property with respect to its significant current or proposed products or if its products are determined to infringe the rights of others.

A reader should not put undue reliance on any forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including fluctuations in interest rates, mismatches in funding obligations and receipts and variability in currency exchange rates. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

The Company's insurance operation is subject to fluctuations in interest rates on its investment portfolio and, to a lesser extent, prepayment and equity pricing risks. The investment portfolio is concentrated in high-grade and high-yield corporate, foreign and U.S. agency and Treasury bonds with predominantly fixed interest rates. The portfolio is managed in accordance with the Company's objective to substantially match investment durations with policy liability durations and within applicable insurance industry regulations. Investments may be liquidated prior to maturity to meet the matching objective and manage fluctuations in interest rates and prepayments. They are, accordingly, classified as "available for sale" and are not purchased for trading purposes. The Company uses various techniques, including duration analysis, to assess the sensitivity of the investment portfolio to interest rate fluctuations, prepayment activity, equity price changes and other risks. The insurance operation also performs and reports results for asset adequacy analysis as required by the National Association of Insurance Commissioners. Based on the duration of the investment portfolio at December 1, 2001 and December 2, 2000, a hypothetical 10% increase in weighted average interest rates could reduce the market value of the investment portfolio approximately $128 and $121 million, respectively, over a 12-month period. The Company believes its investment policy minimizes the risk of adverse fluctuation in surplus value. In addition, the long-term fixed nature of portfolio assets reduces the effect of short-term interest rate fluctuations on earnings.

The Company is subject to variability in foreign currency exchange rates primarily in its European operations. Exposure to this variability is periodically managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the local currency. The Company, from time to time, enters into currency exchange agreements to manage its exposure arising from fluctuating exchange rates related to specific transactions. The sensitivity of earnings and cash flows to variability in exchange rates is assessed by applying an appropriate range of potential rate fluctuations to the Company's assets, obligations and projected results of operations denominated in foreign currencies. Based on the Company's overall currency rate exposure at December 1, 2001, movements in currency rates would not materially affect the financial position of the Company.

During 2001, the Company entered into interest rate swaps to effectively convert a portion of its fixed interest rate long-term debt to variable rates. The notional amount of the interest rate swaps was $150 million at December 1, 2001. The gains or losses arising from the interest rate swap contracts offset gains or losses on the underlying assets or liabilities and are recognized as offsetting adjustments to the carrying amounts. As of December 1, 2001, the interest rate swap contracts reflected a gain of $4 million.

Statements of Consolidated Income

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions except per share data)

Year Ended	December 1, 2001	December 2, 2000 (53 weeks)	November 27, 1999
Net Revenues			
Health Care sales	$ 809	$ 800	$ 766
Health Care therapy rentals	339	312	324
Funeral Services sales	613	617	602
Insurance revenues	346	367	355
Total revenues	2,107	2,096	2,047
Cost of Revenues			
Health Care cost of goods sold	432	432	452
Health Care therapy rental expenses	208	226	236
Funeral Services cost of goods sold	294	312	310
Insurance cost of revenues	319	300	273
Total cost of revenues	1,253	1,270	1,271
Gross Profit	854	826	776
Other operating expenses	586	579	527
Unusual charges (Note 5)	(32)	(3)	(38)
Operating Profit	236	244	211
Other income (expense), net:			
Interest expense	(23)	(27)	(27)
Investment income, net	15	24	16
Other	(5)	(1)	(5)
Income Before Income Taxes	223	240	195
Income taxes	53	86	71
Net Income	$ 170	$ 154	$ 124
Basic and Diluted Net Income per Common Share	$ 2.71	$ 2.44	$ 1.87
Dividends per Common Share	$ .84	$ .80	$ .78
Average Number of Common Shares Outstanding	62,813,971	62,912,909	66,295,770

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions)

	December 1, 2001	December 2, 2000
ASSETS		
Current Assets		
Cash, cash equivalents and short-term investments	$ 284	$ 132
Trade accounts receivable, less allowances of $44 in 2001 and $61 in 2000	395	407
Inventories (Note 1)	103	112
Other (Notes 1 and 11)	86	73
Total current assets	868	724
Equipment Leased to Others (Note 1)	212	244
Less accumulated depreciation	152	177
Equipment leased to others, net	60	67
Property (Note 1)	629	606
Less accumulated depreciation	423	412
Property, net	206	194
Other Assets		
Intangible assets at amortized cost:		
Patents and trademarks	10	14
Excess of cost over net asset values of acquired companies (Note 3)	137	145
Other	52	33
Deferred charges and other assets (Notes 1 and 11)	98	106
Total other assets	297	298
Insurance Assets (Note 13)		
Investments	2,755	2,465
Deferred acquisition costs	673	636
Deferred income taxes	78	100
Other	112	113
Total insurance assets	3,618	3,314
Total Assets	$5,049	$4,597

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions)

	December 1, 2001	December 2, 2000
LIABILITIES		
Current Liabilities		
Trade accounts payable	$ 63	$ 68
Income taxes payable (Note 11)	28	16
Accrued compensation	103	89
Other	126	109
Total current liabilities	320	282
Long-Term Debt (Notes 6 and 9)	305	302
Other Long-Term Liabilities (Note 7)	91	85
Deferred Income Taxes (Notes 1 and 11)	8	3
Insurance Liabilities (Note 13)		
Benefit reserves	2,436	2,276
Unearned revenue	793	758
General liabilities	70	60
Total insurance liabilities	3,299	3,094
Total Liabilities	4,023	3,766
Commitments and Contingencies (Note 15)		
SHAREHOLDERS' EQUITY (Notes 7 and 8)		
Common stock — without par value:		
Authorized — 199,000,000 shares		
Issued — 80,323,912 shares in 2001 and 2000	4	4
Additional paid-in capital	34	24
Retained earnings	1,514	1,397
Accumulated other comprehensive loss (Note 1)	(34)	(108)
Treasury stock, at cost: 2001 — 17,857,190 shares; 2000 — 17,919,611 shares	(492)	(486)
Total Shareholders' Equity	1,026	831
Total Liabilities and Shareholders' Equity	$5,049	$4,597

See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions)

Year Ended	**December 1, 2001**	December 2, 2000 (53 weeks)	November 27, 1999
Operating Activities			
Net income	**$ 170**	$ 154	$ 124
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation, amortization and write-down of intangibles	**100**	89	98
Change in noncurrent deferred income taxes	**(7)**	6	(2)
Gain on sale of business	**(1)**	–	–
Change in working capital excluding cash, current debt, acquisitions and dispositions:			
Trade accounts receivable	**10**	6	(18)
Inventories	**7**	1	(6)
Other current assets	**(13)**	12	(21)
Trade accounts payable	**(4)**	(12)	10
Accrued expenses and other liabilities	**44**	(25)	(6)
Change in insurance deferred policy acquisition costs	**(38)**	(52)	(48)
Change in insurance unearned revenue	**35**	39	45
Insurance investment impairments	**53**	4	1
Change in other insurance items, net	**49**	78	38
Other, net	**40**	(5)	(31)
Net cash provided by operating activities	**445**	295	184
Investing Activities			
Capital expenditures	**(101)**	(106)	(79)
Proceeds on disposal of property and equipment leased to others	**8**	13	4
Acquisitions of businesses, net of cash acquired	–	–	(54)
Other investments	–	(3)	(4)
Proceeds on sale of business	**8**	–	–
Insurance investments:			
Purchases	**(1,507)**	(814)	(797)
Proceeds on maturities	**336**	161	177
Proceeds on sales	**919**	428	487
Net cash used in investing activities	**(337)**	(321)	(266)
Financing Activities			
Additions to short-term debt	–	14	12
Reductions to short-term debt	–	(56)	(13)
Additions to long-term debt	–	1	–
Reductions to long-term debt	**(2)**	–	(1)
Payment of cash dividends	**(53)**	(50)	(52)
Exercise of options	**16**	1	–
Treasury stock acquired	**(17)**	(42)	(113)
Insurance deposits received	**364**	375	361
Insurance benefits paid	**(265)**	(251)	(237)
Net cash provided by (used in) financing activities	**43**	(8)	(43)
Effect of Exchange Rate Changes on Cash	**1**	(4)	(2)
Total Cash Flows	**152**	(38)	(127)
Cash, Cash Equivalents and Short-Term Investments			
At beginning of year	**132**	170	297
At end of year	**$ 284**	$ 132	$ 170

See Notes to Consolidated Financial Statements.

Statements of Consolidated Shareholders' Equity

Hillenbrand Industries, Inc. and Subsidiaries

(Dollars in millions)

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balance at November 28, 1998	$ 4	$20	$1,221	$ 45	$(333)	$ 957
Comprehensive Income:						
Net income	–	–	124	–	–	124
Foreign currency translation adjustment	–	–	–	(1)	–	(1)
Net change in unrealized gain (loss) on available for sale securities	–	–	–	(82)	–	(82)
Total comprehensive income						41
Dividends	–	–	(52)	–	–	(52)
Treasury shares acquired (3,255,300)	–	–	–	–	(113)	(113)
Other	–	4	–	–	1	5
Balance at November 27, 1999	4	24	1,293	(38)	(445)	838
Comprehensive Income:						
Net income	–	–	154	–	–	154
Foreign currency translation adjustment	–	–	–	(20)	–	(20)
Net change in unrealized gain (loss) on available for sale securities	–	–	–	(50)	–	(50)
Total comprehensive income						84
Dividends	–	–	(50)	–	–	(50)
Treasury shares acquired (1,180,300)	–	–	–	–	(42)	(42)
Other	–	–	–	–	1	1
Balance at December 2, 2000	4	24	1,397	(108)	(486)	831
Comprehensive Income:						
Net income	–	–	**170**	–	–	**170**
Foreign currency translation adjustment	–	–	–	**9**	–	**9**
Net change in unrealized gain (loss) on available for sale securities	–	–	–	**65**	–	**65**
Total comprehensive income						**244**
Dividends	–	–	**(53)**	–	–	**(53)**
Treasury shares acquired (329,200)	–	–	–	–	**(17)**	**(17)**
Other	–	**10**	–	–	**11**	**21**
Balance at December 1, 2001	**$ 4**	**$34**	**$1,514**	**$ (34)**	**$(492)**	**$1,026**

See Notes to Consolidated Financial Statements.

(Dollars in millions except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation.

Change in Fiscal Year

The Company's current fiscal year is the 52 or 53-week period ending the Saturday nearest November 30.

In a Form 8-K dated October 8, 2001, the Company announced that its board of directors had approved a change in the Company's fiscal year end from the Saturday nearest November 30 each year to September 30, effective in 2002.

Nature of Operations

Hillenbrand Industries is organized into two groups – the Health Care Group and the Funeral Services Group. The Health Care Group, which is considered a separate reporting segment, consists of Hill-Rom. Hill-Rom is a leading manufacturer of patient care products and a leading provider of specialized rental therapy products designed to assist in managing the complications of patient immobility. Its products and services are marketed to acute and long-term health care facilities and home care patients primarily in North America and Europe. The Health Care segment generated 55% of Hillenbrand's revenues in 2001. The Funeral Services Group consists of two reporting segments, Funeral Services Products (Batesville Casket Company – Batesville) and Funeral Services Insurance (Forethought Financial Services – Forethought). Batesville is a leading producer of metal and hardwood burial caskets, cremation urns and caskets and marketing support services. Its products are marketed to licensed funeral directors operating licensed funeral homes primarily in North America. Batesville generated 29% of Hillenbrand's revenues in 2001. Forethought provides funeral homes in 49 U.S. states, the District of Columbia, and Puerto Rico with marketing support for Forethought® funeral plans funded by life insurance policies and trust products. Forethought generated 16% of Hillenbrand's revenues in 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-Term Investments

The Company considers investments in marketable securities and other highly liquid instruments with a maturity of three months or less at date of purchase to be cash equivalents. Investments with a maturity at the date of purchase greater than three months or which have no stated maturity are considered short-term investments. All of the Company's short-term investments contain put options or may be freely traded. Cash, cash equivalents and short-term investments at year end consist of the following:

	2001	2000
Cash and cash equivalents	**$ 79**	$ 43
Short-term investments	**205**	89
Total	**$284**	$132

Inventories

Inventories are valued at the lower of cost or market. Inventory costs are determined by the last-in, first-out (LIFO) method for approximately 52% and 59% of the Company's inventories at December 1, 2001 and December 2, 2000, respectively. Costs for other inventories have been determined principally by the first-in, first-out (FIFO) method. Inventories at year end consist of the following:

	2001	2000
Finished products	**$ 69**	$ 73
Work in process	**22**	26
Raw materials	**12**	13
Total	**$103**	$112

If the FIFO method of inventory accounting, which approximates current cost, had been used for all inventories, they would have been approximately $7 million higher than reported at December 1, 2001 and December 2, 2000.

Equipment Leased to Others

Equipment leased to others primarily represents therapy rental units, which are recorded at cost and depreciated on a straight-line basis over their estimated economic life. The majority of these units are leased on a day-to-day basis.

Property

Property is recorded at cost and depreciated over the estimated useful life of the assets using principally the straight-line method. Generally, when property is retired from service or otherwise disposed of, the cost and related amount of depreciation or amortization are eliminated from the asset and reserve accounts, respectively. The difference, if any, between the net asset value and the proceeds is charged or credited to income. The major components of property at the end of 2001 and 2000 were:

	2001	2000
Land	$ 18	$ 15
Buildings and building equipment	151	132
Machinery and equipment	460	459
Total	$629	$606

Intangible and Other Non-current Assets

Intangible assets are stated at cost and amortized on a straight-line basis over periods ranging from 3 to 40 years. The Company reviews intangible and other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the undiscounted expected future cash flows from use of the asset are less than the carrying value, an impairment loss is recognized. The amount of the impairment loss is determined by comparing the discounted expected future cash flows with the carrying value.

Intangible asset write-offs approximated $13 million and $3 million in 2001 and 2000, respectively. See Note 5 for additional information.

Accumulated amortization of intangible assets was $128 million and $108 million as of December 1, 2001 and December 2, 2000, respectively.

Investments

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its investments in debt and equity securities as "available for sale" and reported them at fair value on the balance sheet. Unrealized gains and losses are charged or credited to accumulated other comprehensive (loss) income in shareholders' equity and deferred taxes are recorded for the income tax effect of such unrealized gains and losses. The fair value of each security is based on the market value provided by brokers/dealers or estimates made by management in situations where no quoted price is available.

Environmental Liabilities

Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. A reserve is established when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These reserves are determined without consideration of possible loss recoveries from third parties. More specifically, each quarter, financial management, in consultation with its environmental engineer, estimates the range of liability based on current interpretation of environmental laws and regulations. For each site in which a Company unit is involved, a determination is made of the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan and the periods in which the Company will make payments toward the remediation plan. The Company does not make an estimate of general or specific inflation for environmental matters since the number of sites is small, the magnitude of costs to execute remediation plans is not significant and the estimated time frames to remediate sites are not believed to be lengthy.

Specific costs included in environmental expense are site assessment, development of a remediation plan, clean up costs, post-remediation expenditures, monitoring, fines, penalties and legal fees. The reserve represents the expected undiscounted future cash outflows.

Expenditures that relate to current operations are charged to expense.

Revenue Recognition – Sales and Therapy Rentals

Sales are recognized upon delivery of products to customers for Funeral Services and Health Care products. Rental revenues are recognized when services are rendered. Net revenues include gross revenues less sales discounts and allowances, returns and, for Health Care therapy rentals, provision for uncollectible receivables.

Cost of Revenues

Health Care and Funeral Services cost of goods sold consist primarily of purchased material costs, fixed manufacturing expense, and variable direct labor and overhead costs. Health Care rental expenses are those costs associated directly with rental revenue, including depreciation and service of the Company's therapy rental units, service center facility and personnel costs, and regional sales expenses.

Distribution Costs

Distribution costs consist of shipping and handling costs and are included in Other operating cost in the Statements of Consolidated Income. Distributions costs were $106 million, $104 million and $98 million in 2001, 2000 and 1999, respectively.

Earnings Per Common Share

Basic earnings per share is calculated based upon the weighted-average number of outstanding common shares for the period, plus the effect of deferred vested shares. Diluted earnings per share is calculated consistent with the basic earnings per share calculation including the effect of dilutive potential common shares. For all years presented, anti-dilutive stock options were excluded in the calculation of dilutive earnings per share.

Comprehensive Income
SFAS No. 130, "Reporting Comprehensive Income," requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income.

The composition of accumulated other comprehensive (loss) income at December 1, 2001 and December 2, 2000 is the cumulative adjustment for unrealized losses or gains on available-for-sale securities, mainly relating to the insurance portfolio, of ($15) million and ($80) million, respectively, and the foreign currency translation adjustment of ($19) million and ($28) million, respectively.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," encourages companies to adopt a fair-value approach to valuing stock-based compensation. The Company has elected, as permitted by the Standard, to continue to follow its intrinsic value-based method of accounting for its stock-based compensation plans consistent with the provisions of APB No. 25. Under the intrinsic method, compensation cost for stock-based compensation is measured as the excess, if any, of the quoted market price of the instrument at the measurement date over the exercise price. The Company has provided the pro forma disclosures required by SFAS No. 123 in Note 7.

Income Taxes
The Company and its eligible domestic subsidiaries file a consolidated U.S. income tax return. Foreign operations file income tax returns in a number of jurisdictions. Deferred income taxes are computed in accordance with SFAS No. 109, "Accounting for Income Taxes" and reflect the net tax effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and the corresponding income tax amounts.

Foreign Currency Translation
Assets and liabilities of foreign operations are primarily translated into U.S. dollars at year-end rates of exchange and the income statements are translated at the average rates of exchange prevailing during the year. Adjustments resulting from translation of the financial statements of foreign operations into U.S. dollars are excluded from the determination of net income, but included as a component of comprehensive income. Foreign currency gains and losses resulting from foreign currency transactions are included in results of operations and are not material.

Insurance Liabilities, Recognition of Insurance Policy Income, and Related Benefits and Expenses
Forethought Life Insurance Company, Forethought Life Assurance Company and Arkansas National Life Insurance Company sell certain long-duration contracts. Revenue is recognized on traditional limited pay life insurance contracts when due. Premiums received in excess of the portion required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship with the actuarially determined life of the contract. Benefit reserves for these life insurance contracts are calculated using the net-level-premium method, based on assumptions as to investment yields, mortality, withdrawals and credited interest. These assumptions are made at the time the contract is issued.

For annuity contracts, the companies record premium deposits or benefit payments as increases or decreases to the insurance liability, rather than as revenue and expense. Revenue is recognized on amounts charged against the liability account such as, cost of insurance, administration fees and surrender penalties. Expenses are recorded for any interest credited to the account and any benefit payments that exceed the contract liabilities.

Deferred Acquisition Costs
Policy acquisition costs, consisting of commissions, certain policy issue expenses and premium taxes, vary with, and are primarily related to, the production of new business. These deferred acquisition costs are being amortized consistently with unearned revenues. Amortization charged to expense for the years ended December 1, 2001 and December 2, 2000 was $48 million and $45 million, respectively.

Reclassification
Certain prior year amounts have been reclassified to conform to the current year's presentation.

Accounting Standards
The Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," in June 2001. This Standard addresses financial accounting and reporting for acquired goodwill and other intangible assets upon their acquisition and after they have been initially recognized in the financial statements and supercedes APB Opinion No. 17, "Intangible Assets." Under this Standard existing intangible assets will be evaluated for possible impairment at the date of transition and periodically thereafter. The Standard allows six months for performance of the initial transition impairment assessment. In addition, goodwill and

certain other indefinite-lived intangible assets will no longer be amortized. The Company's goodwill amortization expense is approximately $7 million to $9 million annually. The Company plans to adopt this Standard not later than the first quarter of fiscal 2002 and is currently evaluating the impact on its financial statements and results of operations.

The Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in August 2001. This Standard addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related asset. The Company will adopt SFAS No. 143 on October 1, 2002 and does not expect that this Standard will have a material effect on its consolidated financial statements or results of operations.

The Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in October 2001. SFAS No. 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This Standard also requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred (rather than as of the date management commits to a formal plan to dispose of a segment, as presently required). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The Company will adopt SFAS No. 144 on October 1, 2002 and does not expect that this Standard will have a material impact on its consolidated financial statements or results of operations.

2. Retirement Plans

The Company and its subsidiaries have several defined benefit retirement plans covering the majority of employees, including certain employees in foreign countries. The Company contributes funds to trusts as necessary to provide for current service and for any unfunded projected future benefit obligation over a reasonable period. The benefits for these plans are based primarily on years of service and the employee's level of compensation during specific periods of employment.

Effective November 27, 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Standard revised disclosure requirements for employers' pensions and other retiree benefits as presented below. Implementation of this Standard did not affect the Company's financial position or results of operations.

The components of net pension expense in the United States are as follows:

	2001	2000	1999
Service cost	**$ 10**	$ 9	$ 11
Interest cost	**13**	12	11
Expected return on plan assets	**(14)**	(12)	(11)
Recognized net gain	**(1)**	(1)	–
Net pension expense	**$ 8**	$ 8	$ 11

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at December 1, 2001 and December 2, 2000 for the Company's domestic defined benefit retirement plans were as follows:

	December 1, 2001	December 2, 2000
Change in benefit obligation:		
Benefit obligation at beginning of year	**$170**	$161
Service cost	**10**	9
Interest cost	**13**	12
Amendments	**16**	1
Actuarial loss/(gain)	**10**	(8)
Benefits paid	**(5)**	(5)
Benefit obligation at end of year	**214**	170
Change in plan assets:		
Fair value of plan assets at beginning of year	**158**	140
Actual return on plan assets	**2**	14
Employer contributions	**8**	9
Benefits paid	**(4)**	(5)
Fair value of plan assets at end of year	**164**	158
Funded status	**(50)**	(12)
Unrecognized net actuarial loss/(gain)	**6**	(16)
Unrecognized prior service cost	**19**	2
Accrued benefit cost	**$(25)**	$(26)

The weighted-average assumptions used in accounting for the domestic pension plans are as follows:

	2001	2000	1999
Discount rate	**7.25%**	7.75%	7.75%
Expected rate of return on plan assets	**8.0%**	8.0%	8.0%
Rate of compensation increase	**5.5%**	5.5%	5.5%

For all of the Company's domestic pension plans, the fair value of plan assets exceeded the accumulated benefit obligation as of December 1, 2001 and December 2, 2000.

During 2001, the Company amended certain of its domestic pension plans to lower the retirement age and increase early retirement benefits.

In addition to the above plans, the Company has an unfunded liability for a defined benefit plan in Germany. The unfunded benefit obligation of this plan, included in accrued expenses, was $9 million on December 1, 2001 and $8 million on December 2, 2000. Pension expense was negligible in 2001, 2000 and 1999.

The Company also sponsors several defined contribution plans covering certain of its employees. Employer contributions are made to these plans based on a percentage of employee compensation. The cost of these defined contribution plans was $5 million in 2001, $6 million in 2000 and $5 million in 1999.

3. Acquisitions

On July 30, 1999, Hill-Rom, a wholly owned subsidiary, purchased the assets of AMATECH Corporation, a manufacturer and distributor of surgical table accessories and patient positioning devices for the operating room, for approximately $28 million, including costs of acquisition and the assumption of certain liabilities totaling approximately $1 million. If the purchased entity achieves certain financial milestones by the end of January 2003, the Company could make additional payments. This acquisition has been accounted for as a purchase, and the results of operations have been included in the consolidated financial statements since the acquisition date. The excess of the purchase price over the fair value of net assets acquired, based on the Company's purchase price allocation, including payments of $4 million made in 2000 and 2001 for the achievement of certain financial milestones, is approximately $27 million which is being amortized on a straight-line basis over 20 years.

On December 31, 1998, Forethought Life Insurance Company, a wholly owned subsidiary of Forethought Financial Services, Inc., acquired the stock of Arkansas National Life Insurance Company for approximately $31 million, including costs of acquisition. This acquisition has been accounted for as a purchase, and the results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The excess of the purchase price over the fair value of net assets acquired was approximately $3 million which is being amortized on a straight-line basis over 20 years.

Assuming the fiscal 1999 acquisitions had occurred November 28, 1998, unaudited fiscal 1999 pro forma revenue, net income and earnings per share would not have been materially different from reported amounts.

4. Disposition

On October 25, 2001, Hill-Rom sold Narco Medical Services to Universal Hospital Services, Inc., an outsourcer of medical equipment and services, for approximately $8 million. Hill-Rom recorded an after-tax gain of approximately $1 million in the fourth quarter of 2001. Results for Narco Medical Services were included in the Health Care Group through the date of disposition and did not have a material effect on the results of that group or the Company's consolidated earnings, cash flows and financial position. The gain on the sale of Narco Medical Services is classified within the Other line under Other income (expense), net in the Statement of Consolidated Income.

5. Unusual Charges

2001 Actions

In the fourth quarter of 2001, the Company announced realignment and streamlining efforts throughout the organization. The total net charge for the fourth quarter efforts was $12 million and the cash component was $5 million.

Batesville Casket announced realignment and streamlining efforts which included moving a small operation into other company sites and the reduction of approximately 90 employees in the United States. The total estimated cost of these actions was $2 million, which was recorded as an unusual charge in the Statement of Consolidated Income.

Forethought announced a plan to reduce its operating cost structure, to write-down the value of an impaired asset and to discontinue certain operations. The estimated cost of these actions necessitated an unusual charge of $10 million. The cash component of this charge was $2 million.

Included in the cost-cutting actions at Forethought was the reduction of 30 employees in the United States and Canada and the closure of the Canadian office. Estimated costs for the work force and office closing actions were $1 million and $3 million, respectively.

The unusual charge also included $6 million relative to an intangible asset impairment for an asset that will no longer be used.

Hill-Rom announced an additional streamlining effort. The estimated cost of this action, which is entirely severance, necessitated an unusual charge of $1 million. This charge was offset by a $2 million reversal of a 1999 provision as actual costs incurred were favorable to those originally expected.

Lastly, the Company incurred a $1 million unusual charge for an impaired investment asset held at the corporate level.

In the first quarter of 2001, Hill-Rom announced realignment efforts in its home care and long-term care businesses along with an organizational streamlining effort to capture efficiencies, enhance productivity and better serve customers. Hill-Rom also wrote-down certain assets associated with an underperforming, non-core Hill-Rom product line. The total estimated cost of these actions was $20 million, which was recorded as an unusual charge in the Statement of Consolidated Income. The cash component of this charge approximated $12 million.

Included in the realignment and streamlining plan was the reduction of approximately 400 employees in the United States and Europe with an estimated cost of $12 million. The unusual charge also included $8 million related to the write-down of certain assets associated with an underperforming, non-core product line and a small amount of assets related to the realignment plan.

As of December 1, 2001, all employees impacted by the plan have been terminated and $9 million of the related costs have been incurred. The Company expects substantially all employee reduction costs will be incurred by the end of the second quarter of fiscal 2002.

2000 Actions

In November 2000, Forethought announced a realignment of certain operations, incurring an unusual charge of $1 million.

In October 2000, the Company announced the retirement of W August Hillenbrand, former Chief Executive Officer. In relation to Mr. Hillenbrand's retirement, the Company incurred a charge of $8 million related to future payments and other compensation related items under the terms of his retirement agreement.

During 2000, approximately $1 million and $2 million of the 1998 and 1999 provisions, respectively, were reversed to income within the Unusual charges line of the Statement of Consolidated Income as actual costs incurred were favorable to those originally expected.

Disposition of idled facilities under the 1998 and 1999 actions were also completed in 2000, resulting in gains of $3 million and $1 million, respectively. These gains were reflected within the Unusual charges line of the Statement of Consolidated Income.

In addition to costs accrued in 2000, approximately $1 million of incremental costs were incurred in relation to 1999 actions. These incremental costs were expensed as incurred as required by generally accepted accounting principles and are included within the Unusual charges line of the Statement of Consolidated Income as such incremental costs were incurred directly in conjunction with the execution of the respective plans.

1999 Actions

In November 1999, the Company announced a plan to reduce the operating cost structure at Hill-Rom, to write-down the value of certain impaired assets and to recognize a liability associated with the estimated cost of a field corrective action for a previously acquired product line. The estimated cost of these actions necessitated an unusual charge of $29 million. The cash component of this charge was $19 million.

Included in the cost-cutting actions was the reduction of 350 employees in the United States and Europe and the closure of select manufacturing and other facilities in the United States and Europe. Estimated costs for the work force and facility closure actions were $8 million and $3 million, respectively. The unusual charge also included $10 million relative to asset impairments for a Hill-Rom investment that has since been liquidated and the write-off of other strategic investments which have discontinued operations. The remaining component of the 1999 unusual charge related to an $8 million field corrective action taken relative to a previously acquired product line.

As of December 1, 2001, all work force reduction, facility closure and field corrective action costs have been incurred.

In March 1999, Batesville Casket Company announced the planned closing of its Campbellsville, Kentucky casket manufacturing plant. Approximately 200 employees were affected and the closure necessitated a $9 million unusual charge in the second quarter of 1999. Production of Campbellsville casket units was transferred to existing plants located in Batesville, Indiana and Manchester, Tennessee. All accrued costs related to this action have been incurred.

During 1999, approximately $2 million of the previously recorded provisions relating to 1999 actions was reversed to income within the Unusual charges line of the Statement of Consolidated Income as actual costs incurred were favorable to those originally expected.

In addition to costs accrued above, approximately $2 million of incremental costs related to the closure of manufacturing facilities in Campbellsville in 1999 and Europe in 1998 were incurred in 1999. These costs were expensed as incurred as required by generally accepted accounting principles and are included within the Unusual charges line of the Statement of Consolidated Income as such incremental costs were incurred directly in conjunction with the execution of the respective plans.

Other

The reserve balances for the above plans included in other current liabilities approximated $9 million and $8 million as of December 1, 2001 and December 2, 2000, respectively. The reserve balance included in other long-term liabilities for certain retirement obligations was approximately $4 million and $7 million as of December 1, 2001 and December 2, 2000, respectively.

6. Financing Agreements

The Company's various financing agreements contain no restrictive provisions or conditions relating to dividend payments, working capital or additional indebtedness.

Long-term debt consists of the following:

	December 1, 2001	December 2, 2000
Unsecured 8 1/2% debentures due on December 1, 2011	**$103**	$100
Unsecured 7% debentures due on February 15, 2024	**101**	100
Unsecured 6 3/4% debentures due on December 15, 2027	**100**	100
Government-sponsored bond with an interest rate of 5.0%	**–**	1
Other	**1**	1
Total long-term debt	**$305**	$302

Scheduled payments on long-term debt as of December 1, 2001 total less than $1 million in each of the years 2002 through 2006.

Interest rate swaps were entered into for all or part of the unsecured debentures, maturing on December 1, 2011 and February 15, 2024 during the third quarter of 2001. These swaps effectively convert the securities from a fixed interest rate to a variable interest rate as described in footnote 9.

At December 1, 2001, the Company had uncommitted credit lines totaling $30 million available for its operations. These agreements have no commitment fees, compensating balance requirements or fixed expiration dates.

7. Stock-Based Compensation

At December 1, 2001, the Company had four active stock-based compensation programs; the Senior Executive Compensation Program, the 1996 Stock Option Plan, the Hillenbrand Industries Stock Award Program, and the Hillenbrand Director Phantom Stock Plan which are described below. These programs are administered by the Compensation Committee of the Board of Directors. All shares issued under these programs are valued at market trading prices.

The Company's Senior Executive Compensation Program, initiated in fiscal year 1978, provides long-term performance share compensation, which contemplates annual share awards to participants contingent on their continued employment and the achievement of pre-established financial objectives of the Company over succeeding three-year periods. A total of 2,473,125 shares of common stock of the Company remain reserved for issuance under the program. Total tentative performance shares payable through December 1, 2001, were 176,481. In addition, the Senior Executive Compensation Program mandates and or provides for participants to defer payment of long-term performance shares earned in prior years. A total of 253,016 shares are deferred of which 249,959 are vested and payable as of December 1, 2001. The fair value of common stock granted under this program was $50.75, $34.81 and $57.94 per share in 2001, 2000 and 1999, respectively. The long-term portion of the Senior Executive Compensation Program was discontinued on October 8, 2001. All shares currently under the plan have been vested and mandatory deferrals have been rescinded.

Under the 1996 Stock Option Plan, key employees and directors are granted the opportunity to acquire the Company's common stock. Under the terms of the plan, options may be either incentive or non-qualified. Stock appreciation rights may be awarded in conjunction with either an incentive stock option or non-qualified stock option. The exercise price per share shall be the average fair market price of the common stock on the date of the grant. Options granted to employees vest one-third on each of the first three anniversaries of the date of grant. Options granted to directors vest entirely on the first anniversary of the date of grant. All options have a maximum term of 10 years. Three million shares of common stock have been reserved for issuance under this plan and options were initially granted in 1997. As of December 1, 2001 there were 287,031 shares of common stock available for future grants. The fair value for each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The weighted average fair value of options granted was $13.71, $12.41 and $12.31 per share in 2001, 2000 and 1999, respectively. The following weighted average assumptions were used:

	2001	2000	1999
Risk-free interest rate	**4.47%**	6.52%	5.23%
Dividend yield	**1.59%**	1.62%	1.68%
Volatility factor	**.2589**	.2418	.2319
Weighted average expected life	**5.98 years**	5.81 years	5.98 years

The following table summarizes the transactions of the Company's stock option plan:

	2001		2000		1999	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding – beginning of year	**1,841,198**	**$43.62**	1,435,248	$46.85	734,998	$50.04
Options granted	**1,025,000**	**$48.06**	554,000	$35.99	777,750	$44.23
Options exercised	**(370,996)**	**$42.46**	(20,968)	$38.41	(500)	$44.31
Options canceled	**(186,036)**	**$43.60**	(127,082)	$47.62	(77,000)	$50.98
Unexercised options outstanding – end of year	**2,309,166**	**$45.78**	1,841,198	$43.62	1,435,248	$46.85
Exercisable options – end of year	**1,005,520**	**$45.82**	873,484	$47.41	355,566	$49.16

The following table summarizes information about stock options outstanding at December 1, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$29.97-$33.84	**196,710**	**7.63**	**$30.37**	**135,319**	**$30.44**
$36.31-$42.81	**363,291**	**7.80**	**$36.38**	**162,340**	**$36.42**
$44.31-$46.44	**528,500**	**7.97**	**$45.15**	**174,500**	**$44.75**
$47.18-$50.85	**605,500**	**9.82**	**$49.74**	**0**	**$ 0.00**
$52.16-$63.25	**615,165**	**6.21**	**$52.91**	**533,361**	**$52.93**
$29.97-$63.25	**2,309,166**	**7.93**	**$45.78**	**1,005,520**	**$45.82**

On October 5, 1999, key employees were awarded 40,000 shares of the Company's common stock with a fair value of $27.75 per share under the Hillenbrand Industries Stock Award Program. The stock awards are contingent upon those employees continued employment until October 5, 2002. To-date, 15,000 shares have been canceled based on lack of continued employment. Dividends accrued to date of 1,142 additional shares are also contingent upon continued employment until October 5, 2002.

On April 10 and May 8, 2001, key employees were granted 11,500 shares of the Company's common stock with a fair value of $50.85 and $49.76 per share under the Hillenbrand Industries Stock Award Program. The stock awards are contingent upon those employees continued employment until January 1, 2002 and January 1, 2003. Dividends accrued to date of 140 additional shares are also contingent upon continued employment until January 1, 2002 and January 1, 2003.

On January 17, 2001, 29 key employees were awarded 43,500 shares of the Company's common stock with a fair value of $44.38 per share under the Hillenbrand Industries Stock Award Program. The stock awards are contingent upon those employees continued employment until January 17, 2004. Dividends accrued to date of 703 additional shares are also contingent upon continued employment until January 17, 2004.

Non-family members of the Board of Directors were awarded 16,448 phantom shares of common stock in 2001 with a fair value of $57.44 per share under the Hillenbrand Director Phantom Stock Plan. One half of these shares vested on July 10, 2001 and the other half vested on December 31, 2001. Dividends accrued under the plan total 132 shares, of which 66 shares are currently vested.

Under a prior restricted stock plan, key employees were granted restricted shares of the Company's stock. As of December 1, 2001 there were 6,342 shares which remain deferred under this program. No awards were made in fiscal 2001 and the plan has been terminated.

The amount of income/(expense) recognized for all stock-based compensation plans was ($5) million in 2001, ($4) million in 2000 and $4 million in 1999.

The pro forma effect on net income for all stock-based compensation plans, if accounted for under SFAS No. 123, is $6 million, $6 million and $9 million of additional compensation expense or $.06, $.06 and $.09 per share, in 2001, 2000 and 1999.

Members of the Board of Directors may elect to defer fees earned and invest them in common stock of the Company. A total of 14,899 deferred shares are payable as of December 1, 2001 under this program.

8. Shareholders' Equity

One million shares of preferred stock, without par value, have been authorized and none have been issued.

As of December 1, 2001, the Board of Directors had authorized the repurchase, from time to time, of up to 24,289,067 shares of the Company's stock. The purchased shares will be used for general corporate purposes. As of December 1, 2001, a total of 19,831,967 shares had been purchased at market trading prices, of which 17,857,190 shares remain in treasury.

9. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments (other than Insurance investments which are described in Note 13) for which it is practicable to estimate that value.

The carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments.

The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value and estimated fair values of the Company's long-term debt instruments were $305 million and $305 million at December 1, 2001 and $302 million and $292 million at December 2, 2000, respectively.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate and foreign currency risks. With respect to foreign currency risks, forward contracts are sometimes used to hedge exposure to adverse exchange risk related to certain assets and obligations denominated in foreign currencies. As of December 1, 2001 and December 2, 2000, the Company had no outstanding forward contracts. During 2001, the Company entered into interest rate swaps to effectively convert a portion of its fixed interest rate long-term debt to variable rates. The notional amount of the interest rate swaps was $150 million at December 1, 2001. The gains or losses arising from the foreign currency and interest rate swap contracts offset gains or losses on the underlying assets or liabilities and are recognized as offsetting adjustments to the carrying amounts. As of December 1, 2001, the interest rate swap contracts reflected a gain of $4 million.

10. Segment Reporting

Effective November 27, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires reporting of segment information that is consistent with the way in which management operates and views the Company.

The Company is organized into two groups – the Health Care Group and the Funeral Services Group. The Health Care Group, which is considered a separate reporting segment, consists of Hill-Rom. Hill-Rom produces, sells and rents mechanically, electrically and hydraulically adjustable hospital beds, infant incubators and warmers, hospital procedural stretchers, hospital patient room furniture, medical gas and vacuum systems, architectural systems and wound care and trauma management products designed to meet the needs of medical-surgical, critical care, long-term care, home care and perinatal providers.

The Funeral Services Group consists of two reporting segments, Funeral Services Products (Batesville Casket Company – Batesville) and Funeral Services Insurance (Forethought Financial Services – Forethought). Batesville Casket Company manufactures and sells a variety of metal and hardwood caskets and a line of urns and caskets used in cremation. Batesville's products are sold to licensed funeral directors operating licensed funeral homes. Forethought Financial Services and its subsidiaries provide funeral planning professionals with marketing support for Forethought® funeral plans funded by life insurance policies and trust products.

Corporate manages areas that affect all segments such as taxes, interest income and expense, debt, legal, treasury, and business development. Nearly all interest expense, investment income and other income and expense amounts relate to activities undertaken at Corporate to benefit the Company as a whole.

In analyzing segment performance, the Company's management reviews income before income taxes and unusual items and net income before unusual items.

Based on criteria established in SFAS No. 131, the Company's reporting segments are Health Care, Funeral Services Products and Funeral Services Insurance. Corporate, while not a segment, is presented separately to aid in the reconciliation of segment information to that reported in the Consolidated Financial Statements.

Financial information regarding the Company's reportable segments is presented below:

	Health Care	Funeral Services		Corporate and Other Expense	Consolidated
		Products	Insurance		
2001					
Net revenues	**$1,148**	**$613**	**$ 346**	**$ –**	**$2,107**
Income before income taxes and unusual items	**$ 168**	**$159**	**$ 1**	**$ (73)**	**$ 255**
Net income before unusual items *(a)*	**$ 109**	**$103**	**$ 1**	**$ (22)**	**$ 191**
Unusual items (after taxes) *(b)*					**$ (21)**
Net income *(a)*					**$ 170**
Assets	**$ 697**	**$306**	**$3,550**	**$496**	**$5,049**
Capital expenditures	**$ 64**	**$ 25**	**$ 6**	**$ 6**	**$ 101**
Depreciation and amortization *(c)*	**$ 71**	**$ 17**	**$ 9**	**$ 3**	**$ 100**
2000					
Net revenues	$1,112	$617	$ 367	$ –	$2,096
Income before income taxes and unusual items	$ 123	$152	$ 33	$ (65)	$ 243
Net income before unusual items	$ 78	$ 97	$ 22	$ (41)	$ 156
Unusual items (after taxes) (d)					$ (2)
Net income					$ 154
Assets	$ 758	$276	$3,257	$306	$4,597
Capital expenditures	$ 67	$ 30	$ 5	$ 4	$ 106
Depreciation and amortization	$ 69	$ 15	$ 3	$ 2	$ 89
1999					
Net revenues	$1,090	$602	$ 355	$ –	$2,047
Income before income taxes and unusual items	$ 83	$142	$ 45	$ (37)	$ 233
Net income before unusual items	$ 52	$ 90	$ 29	$ (23)	$ 148
Unusual items (after taxes) *(e)*					$ (24)
Net income					$ 124
Assets	$ 794	$245	$3,028	$366	$4,433
Capital expenditures	$ 62	$ 9	$ 6	$ 2	$ 79
Depreciation and amortization *(f)*	$ 73	$ 18	$ 5	$ 2	$ 98

(a) Corporate and Other Expense includes the reversal of $26 million of previously provided tax reserves for potential disallowances and valuation allowances no longer considered necessary.

(b) Reflects a $21 million (after tax) charge related to the realignment of certain operations, the write-down of certain underperforming assets, the reversal of certain prior unusual charge provisions and other items.

(c) Health Care and Funeral Services Insurance reflects a $7 million and $6 million write-off, respectively, of intangibles related to asset impairments.

(d) Reflects $2 million (after tax) charge related to income from gains on the disposition of facilities idled as part of prior unusual charges, the reversal of certain prior unusual charge provisions, the realignment of certain operations and the retirement of the Company's former Chief Executive Officer.

(e) Reflects a $24 million (after tax) charge related to work force reduction activities, facility closure costs, certain asset impairment charges and other items.

(f) Funeral Services Insurance reflects a $3 million write-off of goodwill related to an asset impairment.

Geographic Information

Most of the Company's operations outside the United States are in Europe and consist of the manufacturing, selling and renting of Health Care products.

Geographic data for net revenues and long-lived assets (which consist mainly of property, plant, equipment and intangibles) were as follows:

	2001	2000	1999
Net revenues to unaffiliated customers: *(a)*			
United States	**$1,859**	$1,846	$1,816
Foreign	**248**	250	231
Total revenues	**$2,107**	$2,096	$2,047
Long-lived assets:			
United States	**$ 411**	$ 400	$ 391
Foreign	**54**	53	68
Total long-lived assets	**$ 465**	$ 453	$ 459

(a) Net revenues are attributed to geographic areas based on the location of the operation making the sale.

11. Income Taxes

Income taxes are computed in accordance with SFAS No. 109. The significant components of income (loss) before income taxes and the consolidated income tax provision are as follows:

	2001	2000	1999
Income (loss) before income taxes:			
Domestic	**$209**	$222	$201
Foreign	**14**	18	(6)
Total	**$223**	$240	$195
Provision for income taxes:			
Current provision:			
Federal	**$ 76**	$ 53	$ 79
State	**(12)**	7	11
Foreign	**7**	6	3
Total current provision	**71**	66	93
Deferred provision:			
Federal	**(14)**	20	(20)
State	**3**	(1)	(5)
Foreign	**(7)**	1	3
Total deferred provision	**(18)**	20	(22)
Provision for income taxes	**$ 53**	$ 86	$ 71

Differences between the provision for income taxes reported for financial reporting purposes and that computed based upon the application of the statutory U.S. Federal tax rate to reported income before income taxes is as follows:

	2001		2000		1999	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax *(a)*	**$78**	**35.0**	$84	35.0	$68	35.0
State income tax *(b)*	**4**	**1.7**	4	1.7	4	2.1
Foreign income tax *(c)*	**3**	**1.3**	-	-	8	4.2
Adjustment of estimated income tax accruals	**(18)**	**(8.1)**	-	-	9	4.6
Utilization of foreign net operating losses	**(8)**	**(3.5)**	-	-	(9)	(4.6)
Other, net	**(6)**	**(2.8)**	(2)	(0.6)	(9)	(4.6)
Provision for income taxes	**$53**	**23.6**	$86	36.1	$71	36.7

(a) At statutory rate.
(b) Net of Federal benefit.
(c) Federal tax rate differential.

The tax effects of temporary differences that give rise to the deferred tax balance sheet accounts are as follows:

	December 1, 2001		December 2, 2000	
	Non-insurance	Insurance	Non-insurance	Insurance
Deferred tax assets:				
Current:				
Inventories	**$ 5**	**$ –**	$ 4	$ –
Employee benefit accruals	**4**	**–**	4	–
Self insurance accruals	**7**	**–**	7	–
Litigation accruals	**4**	**–**	2	–
Other, net	**32**	**9**	35	7
Long-term:				
Employee benefit accruals	**11**	**–**	25	1
Amortization	**–**	**–**	–	1
Unrealized loss on investments	**–**	**10**	–	44
Deferred policy revenues	**–**	**277**	–	264
Foreign loss carryforwards and other tax attributes	**3**	**–**	11	–
Other, net	**28**	**7**	5	1
Total assets	**94**	**303**	93	318
Deferred tax liabilities:				
Current:				
Inventories	**–**	**–**	1	–
Other, net	**–**	**–**	3	–
Long-term:				
Depreciation	**27**	**–**	32	2
Amortization	**8**	**–**	–	–
Benefit reserves	**–**	**20**	–	17
Deferred acquisition costs	**–**	**209**	–	194
Other, net	**–**	**3**	1	5
Total liabilities	**35**	**232**	37	218
Less valuation allowance for foreign loss and other tax attributes	**(3)**	**–**	(11)	–
Net asset	**$56**	**$ 71**	$45	$100

During 2001, the Company recognized approximately $8 million of operating loss carryforwards and other tax attributes in foreign jurisdictions on a tax-effected basis. This recognition was based upon current and expected continued improvements in operating performance in such jurisdictions. As of December 1, 2001, the Company has remaining tax attributes of approximately $3 million on a tax-effected basis. The tax attributes are subject to an 8-year carryforward period.

Realization of deferred tax assets for the remaining foreign tax attributes is dependent upon the generation of sufficient taxable income within the carryforward period in a certain foreign tax jurisdiction. A valuation allowance of $3 million has been recorded relative to these available tax benefits where it is more likely than not that they will expire without being utilized.

In conjunction with a routine audit by the Internal Revenue Service (IRS) of the Company's 1990 to 1998 federal income tax returns, the IRS has disallowed significant portions of the deductions associated with the Company's corporate-owned life insurance (COLI) program. The Company has historically believed that all tax benefits relative to this program were taken in full compliance with existing and prior year tax laws. However, in the past two years, a series of unfavorable tax court rulings and other legislative developments have been promulgated which may adversely affect the Company's position on this issue. Therefore, the Company has made deposits against the assessed liability for COLI to preclude the continuing assessment of interest charges while this matter continues to be disputed. The Company does not anticipate any material effect on its financial statements as a result of this issue on a prospective basis.

During 2001, the Company settled an IRS examination of the 1996 to 1998 tax years. The favorable settlement of the IRS examination resulted in the reversal of tax reserves and recognition in income of approximately $18 million.

12. Supplementary Information

The following amounts were (charged) or credited to income in the year indicated:

	2001	2000	1999
Rental expense	**$(19)**	$(20)	$(21)
Research and development costs	**$(43)**	$(45)	$(47)
Investment income, net *(a)*	**$ 15**	$ 24	$ 16

(a) Excludes insurance operations.

The table below indicates the minimum annual rental commitments (excluding renewable periods) aggregating $49 million, for manufacturing facilities, warehouse distribution centers, service centers and sales offices, under noncancelable operating leases.

2002	$18
2003	$14
2004	$ 8
2005	$ 4
2006	$ 3
2007 and beyond	$ 2

The table below provides supplemental information to the Statements of Consolidated Cash Flows.

	2001	2000	1999
Cash paid for:			
Income taxes	**$55**	$81	$106
Interest	**$20**	$32	$27
Non-cash investing and financing activities:			
Liabilities assumed from/ incurred for the acquisition of businesses	**$ –**	$ –	$ 1
Treasury stock issued under stock compensation plans	**$10**	$ 1	$ 2

13. Financial Services

Forethought Financial Services, through its subsidiaries, Forethought Life Insurance Company, Forethought Federal Savings Bank, Forethought Life Assurance Company, Arkansas National Life Insurance Company and The Forethought Group, Inc., serves funeral planning professionals with life insurance policies, trust products and marketing support for Forethought® funeral planning.

Investments are predominantly U.S. Treasuries and agencies and high-grade and high-yield corporate bonds, with smaller investments in equities and foreign denominated securities. Investments are carried on the balance sheet at fair value. The Company's objective is to purchase investment securities with maturities that match the expected cash outflows of policy benefit payments. The investment portfolio is constantly monitored to ensure assets match the expected payment of the liabilities. Securities are also sold in other carefully constrained circumstances such as concern about the credit quality of the issuer. Cash (unrestricted as to use) is held for future investment.

The amortized cost and fair value of investment securities available for sale at December 1, 2001 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies, Canada and other countries	**$ 741**	**$18**	**$ 5**	**$ 754**
Corporate securities and short term investments	**1,752**	**66**	**86**	**1,732**
Mutual funds and short term equities	**123**	**–**	**14**	**109**
Preferred and common stocks, and limited partnerships	**119**	**8**	**18**	**109**
Total *(a)*	**$2,735**	**$92**	**$123**	**$2,704**

The amortized cost and fair value of investment securities available for sale at December 2, 2000 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies, Canada and other countries	$ 584	$ 7	$ 13	$ 578
Corporate securities and short term investments	1,723	8	127	1,604
Mutual funds and short term equities	85	–	4	81
Preferred and common stocks and limited partnerships	87	15	4	98
Total *(a)*	$2,479	$30	$148	$2,361

(a) Does not include the amortized cost of other investments carried on the balance sheet in the amount of $51 million at December 1, 2001 and $104 million at December 2, 2000. The carrying value of which approximates fair value.

The amortized cost and fair value of investment securities available for sale at December 1, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 27	$ 28
Due after 1 year through 5 years	234	237
Due after 5 years through 10 years	484	476
Due after 10 years	978	954
Mortgage-backed securities	770	791
Mutual funds and short term equities	123	109
Preferred and common stocks, and limited partnerships	119	109
Total	$2,735	$2,704

The cost used to compute realized gains and losses is determined by specific identification. Proceeds and realized gains and losses from the sale of investment securities available for sale were as follows:

	2001	2000	1999
Proceeds	$919	$428	$487
Realized gross gains	$ 34	$ 13	$ 26
Realized gross losses	$ 64	$ 14	$ 3

Summarized financial information of insurance operations included in the Statements of Consolidated Income is as follows:

	2001	2000	1999
Investment income	$172	$176	$156
Earned premium revenue	204	192	176
Net capital (loss) gain	(30)	(1)	23
Total net revenues	346	367	355
Benefits paid	93	87	81
Credited interest	164	153	145
Other costs of revenue	62	60	47
Unusual charges	10	1	3
Other operating expenses	26	33	37
Income before income taxes	$ (9)	$ 33	$ 42

The majority of investment income relates to interest bearing securities of the U.S. government and its agencies and other corporate securities.

Insurance liabilities consisted of the following:

	Withdrawal Assumptions	Mortality or Morbidity Assumptions	Interest Rate Assumptions	2001	2000
Life Insurance Contracts	Varies by age/plan/duration SP: up to 0.2% MP: up to 60%; avg. 5%-10% in duration 1	Varies by age/plan/duration using various percentages of the 1979-81 US Census Mortality Table	Varies by age and issue year 3% to 5.5%	$2,389	$2,231
Annuity Contracts	Varies by age/plan/duration SP: up to 0.2% MP: up to 60%; avg. 5%-10% in duration 1	Varies by age/plan/duration using various percentages of the 1979-81 US Census Mortality Table	Varies by age and issue year 4% to 8.75%	47	45
Total Benefit Liabilities				$2,436	$2,276

Statutory data at December 31 includes:

	2001 (unaudited)	2000	1999
Net income	**$ (6)**	$ 28	$ 40
Capital and surplus	**$307**	$262	$264

Forethought Life Insurance Company (FLIC), Forethought Life Assurance Company (FLAC), and Arkansas National Life Insurance Company (ANLIC) are restricted in the amount of dividends that they can distribute to their shareholders without approval of the department of insurance in their respective states of domicile. On January 2, 2001, Forethought Life Insurance Company paid a dividend of $24 million to Hillenbrand Industries, Inc. The amount of dividends that can be paid in fiscal year 2002 without approval is $40 million for FLIC, $1 million for FLAC and $3 million for ANLIC.

In 1998, the National Association of Insurance Commissioners (NAIC) adopted Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas; e.g. deferred income taxes are recorded.

The State of Indiana has adopted the Codification guidance, effective January 1, 2001. The effect of adoption on the Company's statutory surplus did not have a material effect on surplus.

14. Unaudited Quarterly Financial Information

2001 Quarter Ended	**3/03/01**	**6/02/01**	**9/01/01**	**12/01/01**	**Total Year**
Net revenues	**$525**	**$525**	**$514**	**$543**	**$2,107**
Gross profit	**204**	**214**	**208**	**228**	**854**
Net income	**25**	**41**	**41**	**63**	**170**
Basic and diluted net income per common share	**.40**	**.65**	**.65**	**1.01**	**2.71**

2000 Quarter Ended	2/26/00	5/27/00	8/26/00	12/02/00	Total Year (53 weeks)
Net revenues	$514	$503	$492	$587	$2,096
Gross profit	195	193	192	246	826
Net income	36	36	34	48	154
Basic and diluted net income per common share	.58	.56	.54	.76	2.44

15. Contingencies

On August 16, 1995, Kinetic Concepts, Inc. (KCI), and Medical Retro Design, Inc. (collectively, the "plaintiffs"), filed suit against Hillenbrand Industries, Inc., and its subsidiary Hill-Rom Company, Inc., in the United States District Court for the Western District of Texas, San Antonio Division. The plaintiffs allege violation of various antitrust laws, including illegal bundling of products, predatory pricing, refusal to deal and attempting to monopolize the hospital bed industry. They seek monetary damages totaling in excess of $350 million, trebling of any damages that may be allowed by the court, and injunctions to prevent further alleged unlawful activities. On November 20, 1996, the Company filed a Counterclaim to the above action against KCI in the U.S. District Court in San Antonio, Texas. The Counterclaim alleges, among other things, that KCI has attempted to monopolize the therapeutic bed market, interfere with the Company's and Hill-Rom's business relationships by conducting a campaign of anticompetitive conduct, and abused the legal process for its own advantage. The original claims by the plaintiffs against Hillenbrand Industries and the counterclaims by the Company against KCI are currently scheduled to go to trial in early to mid 2002. The Company believes it has meritorious defenses to the claims against it and is aggressively defending itself against all allegations. Accordingly, it has not recorded any loss provision relative to damages sought by the plaintiffs.

In 2000, Hill-Rom, Inc. sued Ohmeda Medical and Datex-Ohmeda, Inc. (collectively, "Ohmeda") in Federal Court in Indianapolis, Indiana alleging patent infringement. Hill-Rom succeeded in obtaining a preliminary injunction prohibiting Ohmeda from continuing efforts to make, import, sell, or offer for sale its combination incubator and infant warmer, the Giraffe Omnibed, pending a jury trial on Hill-Rom's patent infringement claim. The court required Hill-Rom to provide a corporate $50 million bond. If Hill-Rom is ultimately unsuccessful in the patent infringement case on the merits and Ohmeda can prove damages, Ohmeda can recover those damages against the corporate bond. The Company has not recorded any loss provision relative to this matter.

Batesville Casket Company and certain funeral homes are subject to a suit filed in the State Superior Court, Lake County, California alleging violations of portions of the California Business and Professional Code concerning unfair business practices and false advertising related to sales of caskets in California. The plaintiff seeks statewide injunctive relief, attorneys' fees, costs, and restitution on sales of protective caskets, which depending on the relevant time period could involve sales in excess of $100 million. The Company and the plaintiff have reached a tentative settlement which is not material to the Company's financial condition, results of operations or cash flows.

The Company's health care businesses manufacture and distribute medical devices that are regulated by the Food and Drug Administration in the United States and similar agencies in other countries. The Company strives to continuously improve its quality system in response to evolving U.S. and international regulations and standards. The FDA routinely inspects the Company's facilities, just as with all medical device manufacturers selling products in the United States. In the past twelve months most of the Company's U.S. facilities have been inspected by FDA representatives who, as is customary in the industry, issued reports of their findings to management for discussion and remediation. The Company has responded fully to the findings and has implemented corrective actions, when necessary. The Company has engaged in voluntary product recalls or other corrective actions and has voluntarily stopped shipment of devices when needed, until it has satisfied itself and the FDA that its operations are in compliance with the regulations. Some matters remain the subject of ongoing review by the FDA and the ultimate impact, if any, has not yet been determined. The Company has responded to previous inspection findings by implementing an extensive program to enhance its quality systems to comply with the FDA Quality System Regulations and Good Manufacturing Practices requirements and their regulatory equivalents under the Medical Device Directive in the European Community where its other manufacturing sites are located. Failure to comply with applicable regulations could result in product recalls, injunctions preventing shipment of the Company's products, or other enforcement actions that could have a significant financial impact.

The Company is committed to operating all of its businesses in a way that protects the environment. Within the past several years, the Company has voluntarily entered into remediation agreements with various environmental authorities, and has been issued Notices of Violation alleging violation of certain permit conditions. The Company, however, has successfully implemented measures to abate such conditions in compliance with the underlying agreements and/or regulations. In most cases, the Notices of Violation involved no or only a minor fine or penalty. During the past five (5) years, such fines or penalties have not exceeded $10,000. The Company has also been notified as a potentially responsible party in investigations of certain offsite disposal facilities. Based on the nature and volume of materials involved, the cost of such waste-site cleanups to be incurred by the Company in which it is currently involved is not expected to exceed $5 million. The Company believes it has provided adequate reserves in its financial statements for all of these matters, which have been determined without consideration of possible loss recoveries from third parties. Future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require the Company to make additional expenditures in the future. The cost or need for any such additional expenditures is not known.

The Company is subject to various other claims and contingencies arising out of the normal course of business, including those relating to commercial transactions, product liability, employee related matters, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. It is reasonably possible that some litigation matters for which reserves have not been established could be decided unfavorably to the Company. Management believes, however, that the ultimate liability, if any, in excess of amounts already provided or covered by insurance, is not likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Report of Management

Hillenbrand Industries, Inc. and Subsidiaries

Management of Hillenbrand Industries is responsible for the preparation, fairness and integrity of the Company's financial statements and other information included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles applied on a materially consistent basis. Where necessary, management has made informed judgments and estimates as to the outcome of events and transactions, with due consideration given to materiality.

Management believes that the Company's policies, procedures and internal control systems provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with its authorization. The Company also maintains a program of internal auditing to examine and evaluate the adequacy and effectiveness of these policies, procedures and internal controls.

The Company engages independent public accountants who are responsible for performing an independent audit of the financial statements. Their report, which appears below, states their opinion on the fairness of the Company's financial statements.

The Audit Committee of the Board of Directors meets regularly with the independent accountants, the internal auditors and financial management to assure that each is meeting its responsibilities.

Frederick W. Rockwood
President and Chief Executive Officer

Scott K. Sorensen
Vice President and Chief Financial Officer

James D. Van De Velde
Vice President and Chief Accounting Officer

Report of Independent Accountants

To the Shareholders and
Board of Directors of
Hillenbrand Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated income, consolidated shareholders' equity and consolidated cash flows present fairly, in all material respects, the financial position of Hillenbrand Industries, Inc. and its subsidiaries at December 1, 2001 and December 2, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 1, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Indianapolis, Indiana
January 14, 2002

Officers

Frederick W. Rockwood, 54
President and Chief Executive Officer since 2000. Formerly president since 1999. President and chief executive officer, the Hillenbrand Funeral Services Group since 1997 and Forethought Financial Services, Inc. since 1985. Has been with Hillenbrand since 1977. Previously with Bain and Company and The Boston Consulting Group.*

Patrick D. de Maynadier, 41
Vice President, General Counsel and Secretary since January 2002. Previously with CombiMatrix Corporation, SDI Investments, LLC, Sterling Diagnostic Imaging, Inc., Falcon Seaboard Resources, Inc. and Bracewell & Patterson, LLP.*

Geoff W. Packwood, 61
Vice President and Chief Information Officer since 1999. Formerly vice president, chief information officer with the Hillenbrand Funeral Services Group since 1998. Previously with The Thomas Group, ISC Systems, Design Products, Seattle First National Bank, Honeywell Information Systems and IBM.*

David L. Robertson, 56
Vice President, Administration since 2001. Formerly vice president, executive leadership development since 2000; vice president, administration since 1999 and vice president, human resources since 1998. Previously with Rubbermaid, Inc., Olin Corporation, the State of Florida and American Can Company.*

Scott K. Sorensen, 40
Vice President and Chief Financial Officer since 2001. Previously with Pliant Corporation, Westinghouse Electric Corporation/CBS Power Generation Division, Phelps Dodge Corporation and McKinsey & Company.*

Robyn P. Washburn, 46
Vice President, Corporate Strategy since 2001. Formerly vice president exploration and development for the Funeral Services Group. Previously with The Forethought Group and Sleep Options.*

Mark R. Lanning, 47
Vice President and Treasurer since 1995. Formerly assistant treasurer since 1991. Joined Hillenbrand in 1988 as manager, corporate audit. Prior experience with Ernst & Whinney, now Ernst & Young, LLP, as senior manager.

Stephen W. McMillen, 48
Vice President, Executive Leadership Development since 2001. Formerly director, executive development and performance improvement since 1998. Previously with Thomson Information Publishing Group, South-Western Publishing Company, the University of Cincinnati and Northern Kentucky University.

Gregory N. Miller, 38
Vice President, Controller since 2001. Previously with Newell Rubbermaid Inc., Little Tykes Company, Newell Window Furnishings/Kirsch, Deloitte & Touche, LLP and Grant Thornton.

David E. Raver, 55
Vice President, Corporate Services since 2001. Formerly held various positions in the personnel and compensation and benefits areas of the Corporation. Has been with Hillenbrand Industries since 1968.

James D. Van De Velde, 55
Vice President, Chief Accounting Officer since 2001. Formerly vice president and controller since 1991. Joined Hillenbrand in 1980 as tax director. Previously tax manager with Price Waterhouse, now PricewaterhouseCoopers, LLP.

Larry L. Waite, 41
Vice President, Taxes since 2001. Previously with Arthur Andersen, LLP, KPMG LLP, Black Clawson Company, Deloitte & Touche, LLP and Pannell, Kerr, Forester.

* Member, Corporate Executive Management Team

Operating Company Presidents and Chief Executive Officers

Stephen R. Lang, 49
President and Chief Executive Officer, Forethought Financial Services, Inc. and Vice President, Hillenbrand Industries, Inc. Formerly held various other positions including vice president and chief operating officer, Forethought Financial Services, Inc. Previously held various positions in the energy industry. Has been with Hillenbrand since 1987.*

Kenneth A. Camp, 56
President and Chief Executive Officer, Batesville Casket Company, Inc. and Vice President, Hillenbrand Industries, Inc. Formerly vice president, administration, Hillenbrand Industries and various other positions with Batesville Casket Company. Has been with Hillenbrand since 1981.*

R. Ernest Waaser, 45
President and Chief Executive Officer, Hill-Rom Company, Inc. and Vice President, Hillenbrand Industries, Inc. Previously senior vice president AGFA Corporation and president of AGFA Medical Imaging. Also executive vice president and chief operating officer of Sterling Diagnostic Imaging and various positions with divisions of E.I. DuPont De Nemours & Company.*

* Member, Corporate Executive Management Team

Board of Directors

Ray J. Hillenbrand, 67
Chairman of the Board
Hillenbrand Industries
Batesville, IN
Board Member since 1970
1, 2, 3, 4

Daniel A. Hillenbrand, 78
Chairman Emeritus
Hillenbrand Industries
Batesville, IN
Board Member since 1969
2

Peter F. Coffaro, 73
Chairman of the Board
PABCO Fluid Power Co.,
Ohio Valley Flooring,
Anchor Flange Company
Cincinnati, OH
Board Member since 1987
3, 4

Edward S. Davis, Esq., 70
Partner
Hughes Hubbard & Reed
Attorneys-at-Law
New York, NY
Board Member since 1974

Leonard Granoff, 75
President
Granoff Associates
Providence, RI
Board Member since 1978
3, 4

John C. Hancock, 72
Consultant
Fort Myers, FL
Board Member since 1980
1, 3, 4

John A. Hillenbrand II, 70
Personal Investments
Batesville, IN
Board Member since 1972
2, 3

W August Hillenbrand, 61
Personal Investments
Batesville, IN
Board Member since 1972
2

Frederick W. Rockwood, 54
President & Chief Executive Officer
Hillenbrand Industries
Batesville, IN
Board Member since 1999
1, 2

1. Executive Committee
2. Finance Committee
3. Audit Committee
4. Compensation Committee

Shareholder Information

Stock Exchange

Hillenbrand Industries common stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol "HB." The newspaper stock table listings are "Hillenbrnd," "Hillenbd" or "Hilenbd."

HB LISTED NYSE

Dividends

Hillenbrand Industries has paid cash dividends on its common stock every quarter since the first public offering in 1971, and those dividends have increased each year since 1972. Dividends have previously been paid near the end of February, May, August and November. Hillenbrand Industries has adopted a new fiscal year end that runs from October 1 through September 30. It is now anticipated that dividends will be paid near the end of December, March, June, and September.

Direct Stock Service

This program enables current shareholders to transfer their Hillenbrand stock certificates into electronic accounts in their own names (similar to mutual funds) on the books of the transfer agent, Computershare Investor Services. In contrast with physical certificates (which can be misplaced or stolen), these uncertificated accounts provide a cost-free safekeeping facility, as well as a convenient way to make gifts or other transfers of stock – with or without the issuance of certificates. In addition, non-shareholders may make initial investments in Hillenbrand stock through the program. The program also includes other options, such as reinvesting dividends and purchasing and selling stock. For more information about the plan and to obtain a program brochure and enrollment form, call (888) 665-9611.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries and transactions related to the transfer and registration of stock certificates or cash dividends should be directed to:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
(312) 360-5328 or (800) 716-3607

Annual Meeting

The annual shareholders' meeting of Hillenbrand Industries, Inc. will be held on Tuesday, April 9, 2002, at 10:00 a.m. EST, at:

The Sherman House
35 South Main Street
Batesville, Indiana 47006-0067
(812) 934-7264

Corporate Sites on the World Wide Web

www.hillenbrand.com
www.batesville.com
www.forethought.com
www.hill-rom.com

Corporate Contacts

Investor Relations

Requests for the Hillenbrand Industries Annual Report on Form 10-K or other information on the Company should be directed in writing to:

Mark R. Lanning
Vice President and Treasurer
Hillenbrand Industries, Inc.
700 State Route 46 East
Batesville, Indiana 47006-8835
(812) 934-8400
mark.lanning@hillenbrand.com

Corporate Communications

General questions and comments about Hillenbrand Industries and its operations should be directed to:

Christopher P. Feeney
Director, Public Affairs & Corporate Communications
Hillenbrand Industries, Inc.
700 State Route 46 East
Batesville, Indiana 47006-8835
(812) 934-8197
christopher.feeney@hillenbrand.com

Stock Charts

Price/Earnings Ratio
(high and low)



40
30
20
10
0
1971
2001

2001 Quarterly Stock Performance
(high to low in dollars)



60
50
40
30
20
10
0
56.38
41.56
52.7
43.64
58.51
51.42
57.9
48.3
1st
2nd
3rd
4th

Stock Price Range
(high and low in dollars)



70
60
50
40
30
20
10
0
1971
2001

2000 Quarterly Stock Performance
(high to low in dollars)



60
50
40
30
20
10
0
38.38
29.63
34.44
28.75
34.75
29.75
51.5
33.75
1st
2nd
3rd
4th

Disclosure Regarding Forward-Looking Statements

Certain statements in this Annual Report contain forward-looking statements within the meanings of the *Private Securities Litigation Reform Act of 1995* (the "Act") or by the Securities and Exchange Commission in its rules, regulations and releases regarding the Company's future plans, objectives and expected performance. The Company desires to take advantage of the "safe harbor" provisions in the Act for forward-looking statements made from time to time, including, but not limited to, the forward-looking statements relating to the future performance of the Company contained in Management's Discussion and Analysis and the Notes to Consolidated Financial Statements and other statements made in this Annual Report. Specifically, statements in this report that are not historical facts, including statements accompanied by words such as "intend," "anticipate," "believe," "plan," "expect," "may," "estimate," "strategy," "will," "projection," "forecast," "continue," or the negative of those terms or other variations of them or by comparable terminology are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes, but their absence does not mean that the statement is not forward-looking.

Forward-looking statements include statements regarding: generating profitable revenue growth, improving asset utilization, lowering our cost structure, strategically managing assets and ensuring excellence in leadership talent. It is important to note that the Company's actual results could differ materially from those in any such forward-looking statements. They are not guarantees of future performance. Factors that could cause actual results to differ include but are not limited to: a downturn in the general business and economic conditions of the Company's customers, a decrease in death rates, whether the Company's new products are successful in the marketplace, a decline in customers' Medicare reimbursements could impact the Company's financial performance if those customers decreased capital spending, unsuccessful realignment and cost reduction activities previously announced, unanticipated legal matters or unfavorable legal results and compliance with certain regulations, certification requirements for new and existing products and unexpected negative performance of the Company's insurance investment portfolio. The Company assumes no obligation to update or revise any forward-looking statements. Readers should also refer to the various disclosures made by the Company in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission.

10% Total Recycled Fiber

Design: Black & White Design, Louisville, Kentucky
Executive Portraits and Concept Photography: Dawghaus Photography, Westport, Kentucky
Editorial Services, Readmore Communications, Chicago, Illinois

Hillenbrand Industries, Inc.
700 State Route 46 East
Batesville, Indiana, USA 47006-8835

Telephone (812) 934-7000
Investor Relations (812) 934-8400

www.hillenbrand.com
www.batesville.com
www.forethought.com
www.hill-rom.com